SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 10-SB
    GENERAL FORM FOR THE REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                       Under section 12 (b) or (g) of the
                        Securities Exchange Act of 1934

                           DYNAMIC INTERNATIONAL, Inc.
             (Exact Name of Registrant as Specified in its Charter)

              Nevada                                   11-3563216
---------------------------------------                -----------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                          Identification Number)

    58 Second Avenue, Brooklyn, New York                  11215
-----------------------------------------             --------------------
(Address of Principal Executive Offices)                 (Zip Code)

    Registrant's telephone number, including Area Code:  (718) 369-4160
                                                      --------------------

        Securities to be registered pursuant to Section 12(b)of the Act:
                                      None
        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock (par value $.001 per share)
                                 Title of Class

                                Table of Contents
Part I
Item 1.Description of Business                                            3

Item 2.Management's Discussion and Analysis of Financial
       Condition and results of Operations                                7

Item 3.Properties                                                        14

Item 4.Security ownership of certain beneficial owners and
       Management                                                        15

Item 5.Directors and Executive officers of the Company                   15

Item 6.Executive compensation                                            17

Item 7.Certain relationships and Related Transactions                    18

Item 8.Description of Securities                                         19

Part II
Item 1.Market Price of Company's Common Equity and
       Related Stockholder Matters                                       19

Item 2.Legal Proceedings                                                 19

Item 3.Changes In and Disagreements with Accountants on
       Accounting and Financial Disclosure                               20

Item 4.Recent sales of Unregistered Securities                           20

Item 5.Indemnification of Officers and Directors                         20

Financial Statements and Auditor's Reports                               F-1

Signatures                                                               21

Index to Exhibits                                                        22

                                     PART I
ITEM 1. DESCRIPTION OF BUSINESS

Statements contained herein which are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, general economic conditions, the Company's ability to complete development and then market its products and competitive factors and other risk factors detailed herein.

Background of Registrant

Dynamic International, Inc. (the Company) was formed on August 31,2000 as a wholly owned company of Dynamic International Ltd.("Ltd."). Pursuant to an Equity Transfer and Reorganization Agreement dated August 10,2000. (the Agreement) by and among Ltd., certain of its shareholders, Emergent Management Company, LLC (Emergent), and several holders of membership interests in Emergent Ventures, LLC (an affiliate of Emergent)Ltd. transferred all of its assets to the Company. In addition the Company assumed all of the liabilities of Ltd.
(other than outstanding bank debt in the amount of $250,000). Immediately following such transfer of assets and the assumption of liabilities, Ltd. transferred to its shareholders, on a pro-rata basis, all of the issued and outstanding shares of common stock of the Company (4,418,258 shares).

Business of Registrant

The Company, a Nevada corporation, is engaged in the design and marketing of sports bags and luggage, which are marketed primarily under the licensed name JEEP(TM) and under its own names Santa Fe(TM), Polaris Expedition(TM) and SPORTS GEAR(TM). In addition, it has been engaged in the design, marketing and sale of a diverse line of hand exercise and light exercise equipment, including hand grips, running weights, jump ropes and aerobic steps and slides. It marketed these products under the licensed trademarks SPALDING(TM) and KATHY IRELAND(TM) as well as under its own trademarked name SHAPE SHOP(TM). Under an agreement dated in June 2000, the Company sold its inventory of exercise products, excluding the Spalding(TM) Rotaflex(TM), and entered into an agreement not to sell any product that would compete with the items sold for a period of five years. SEE PART II Item 2 LEGAL PROCEEDINGS. The Company's objective is to become a designer and marketer of goods that are associated with a free-spirited lifestyle and leisure time.

Products

Sports Bags/Luggage - The Company's line of sports bags/luggage consists primarily of duffel bags, weekend bags, garment bags, suitcases, pilot cases and flight attendant wheeled cases. Some of the models are equipped with wheels and/or retractable handles.

Exercise Equipment - Under an agreement dated in June 2000, the Company agreed to sell its inventory of exercise products, excluding its Spalding(TM) Rotaflex(TM) product line, and entered into an agreement not to sell any product that would compete with the items sold for a period of five years. SEE PartII
Item 2 LEGAL PROCEEDINGS.

Design and Development

The Company has been granted a number of design patents with respect to certain of its products. See "Intellectual Property--License Agreements". The Company employs a designer on a full-time basis for the design of its sports bags/luggage products. During the most recent fiscal year the Company spent approximately $187,000 on design activities, including fees to designers and patent attorneys. The Company may, from time to time, utilize the services of consultants for product and package design.

Most of the Company's products are manufactured in Indonesia, Thailand, China and Sri Lanka which in the most recent fiscal year accounted for approximately 51%, 42% ,3% and 4%, respectively of the Company's products. Orders for sports bags/luggage, which for the most part are produced in Indonesia and Thailand usually require a period of 90 to 120 days before they are shipped. The Company ordinarily has its products manufactured based on purchase orders and it has no long term relationships with any of its manufacturers. The Company believes that, if necessary, it will be able to obtain its products from firms located in other countries at little if any additional expense. As a consequence, the Company believes that an interruption in deliveries by a manufacturer located in a particular country will not have a material adverse impact on the business of the Company. Nevertheless, because of political instability in a number of the supply countries, occasional import quotas and other restrictions on trade or otherwise, there can be no assurance that the Company will at all times have access to a sufficient supply of merchandise

Sales and Marketing

The Company sells its products on a wholesale basis only. Most of its products are sold to discount stores, mass merchants and sporting goods stores. For the fiscal year ended April 30, 2001, Kohl's Department Stores and Sears Roebuck & Co. accounted for 29% and 25%, respectively, of the Company's revenue. No other customer accounted for more than 10% of the Company's revenues. For the fiscal year ended April 30, 2001, sales of the Company's sports bags/luggage products accounted for approximately 98% of the Company's revenues while approximately 2% of the Company's revenues were derived from the sales of related exercise equipment.

The Company sells its products primarily through independent sales agents on a commission-only basis. The Company currently engages 9 sales agents either on an individual basis or through independent sales organizations. The Company has no long term arrangements with any of its agents. The Company usually pays commissions ranging from .5% to 5% of the net sales price of its products. Although the Company believes that its sales agents sell products exclusively on behalf of the Company, there are no agreements that prohibit them from selling competing products.

In addition, on a small scale, the Company markets existing products to retailers for resale under their own private labels. The Company delivers to Kohl's Department Stores and Sears Roebuck. Although the scope of this marketing effort is currently limited, the Company intends to try to expand the number of private label transactions. No assurance can be given that its efforts in this area will be successful.

The Company has made substantial progress with large customers for sales of the sports bags/luggage line. During the fiscal year ended April 30, 2001, sales of sports bags/luggage products to Sears Roebuck, Kohl's Department Stores and Meijer Inc. increased by approximately $572,000, $418,000 and $250,000, respectively.

The Company has entered into an agreement dated June 15,1999 with Power Point International Ltd. to advertise and market the Spalding licensed exercise products on Latin American television, The main focus will be on Spalding(TM) Rotaflex(TM) hand held portable home gym.

Competition

The Company's sports bags/luggage products compete with products designed by a number of the largest companies in the industry, including Samsonite, Sky Way and American Tourister. The Company believes that because of its concentration on the upscale lifestyle and more specialized leisure market that are associated with the trademark JEEP(TM), it will be able to continue to grow its sports bags/luggage business. Nevertheless, there can be no assurance that the Company will be able to effectively compete with these companies as well as with other smaller entities.

Under an agreement dated in June 2000, the Company agreed to sell its inventory of exercise products, excluding the Spalding(TM) Rotaflex(TM) products, and entered into an agreement not to sell any product that would compete with the items sold for a period of five years. SEE Part II Item 2 LEGAL PROCEEDINGS.

Intellectual Property--License Agreements

The Company owns a number of trademarks, including Santa Fe(TM) and Polaris Expedition(TM).

License Agreements - The Company sells a number of its products under licensed names. The Company has entered into licensee agreements which provide for the use of various trade names, as follows:

Jeep - Under an agreement dated January 8, 1993, as amended by letter amendment dated January 9, 1996, between the Company and the Daimler Chrysler Corporation (as so amended, the "Jeep Agreement"), the Company was granted the exclusive license to use the names JEEP, WRANGLER and RENEGADE in connection with the manufacture, sale and distribution of sports bags/luggage products. The current expiration date of the Jeep Agreement is December 31, 2002. The Company is negotiating a new agreement.

Adolfo- Under an agreement dated September 1,2000, between the Company and 3L Associates, the Company was granted the exclusive license to use the Adolfo name in connection with the manufacture, sale and distribution of sports bags/ luggage products. The current expiration date of the Adolfo agreement is March 31,2003 and is renewable until March 31,2007.

Spalding --Under an agreement dated October 1, 1997, between the Company and Spalding & Evenflo Companies Inc., the Company was granted the exclusive right to use the name Spalding in connection with the sale and distribution of hand held exercise products. The agreement was amended as of October 27,2000.Under the amendment all articles were deleted from the agreement except for the "Rotaflex System for a test period until September 2001.

Under an agreement dated in June 2000, the Company agreed to sell its inventory of exercise products, excluding the Spalding Rotaflex, and entered into an agreement not to sell any product that would compete with the items sold for a period of five years. SEE Part II Item 2 LEGAL PROCEEDINGS.

Rotaflex -- Under an agreement dated December 17, 1997 with Connelly Synergy Systems LLC, the Company has obtained the exclusive right to manufacture, distribute and sell a hand held portable total home gym product to be sold under the trademark Spalding(TM) Rotaflex(TM). The agreement is scheduled to expire on December 31, 2007, and is renewable for an additional five years.

Management Agreement with Achim Importing Co., Inc.

Pursuant to a Warehousing and Service Agreement dated as of September 1, 2000 (the "Warehousing Agreement") between the Company and Achim Importing Company, Inc. ("Achim"), Achim performs certain administrative services on behalf of the Company. Under the Warehousing Agreement, Achim assists, among other things, in the maintenance of financial and accounting books and records, in the preparation of monthly financial accounts receivable aging schedules and other reports and in the performance of credit checks on the Company's customers.

In consideration for these services, Achim receives an annual fee calculated as a percentage of the Company's invoiced sales originating at the warehouse ranging from 4% of invoiced sales under $30 million to 3% for sales of $60 million or more. For sales not originating at the warehouse, Achim receives a service fee in the amount of 1.5% of the Company's invoiced sales to customers and accounts located in the United States if payment is made by letter of credit and 1% if such customers and accounts are located outside the United States, irrespective of manner of payment.

In addition, under the Warehousing Agreement, Achim provides warehousing services consisting of receiving, shipping and storing of the Company's merchandise. The Company pays Achim a monthly fee of 3% of its invoiced sales originating at the warehouse in connection with these warehousing services performed by Achim under the Warehousing Agreement. As part of this agreement the Company applies an offset for certain shared expenses.

The Warehousing Agreement has a term of two years and is automatically renewable for additional one-year periods unless written notice of termination is given at least six months prior to the commencement of a renewal period. During the fiscal year ended April 30, 2001, the Company charged operations approximately $552,000 in fees.

Pursuant to a Security Agreement dated as of January 2,2001 between the Company and Achim, Achim has perfected its security interest in the accounts, collateral, documents, general intangibles, instruments and inventory of the Company.

Achim is wholly owned by Marton B. Grossman, the Company's Chairman and President.

Employees

As of June 30, 2001, the Company employed 8 persons, of whom four were executive officers, two were engaged in sales and two were involved in operations-warehousing and shipping. None of the Company's employees is represented by a union and no work stoppages have occurred.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
         RESULTS OF OPERATIONS
         -----------------------------------------------------------------------

Statements contained herein which are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, general economic conditions, the Company's ability to complete development and then market its products and competitive factors and other risk factors detailed herein.

Dynamic International, Inc. (the Company) was formed on August 31,2000 as a wholly owned company of Dynamic International Ltd. Pursuant to an Equity Transfer and Reorganization Agreement dated August 10,2000. (the Agreement) by and among Ltd., certain of its shareholders, Emergent Management Company, LLC (Emergent), and several holders of membership interests in Emergent Ventures, LLC (an affiliate of Emergent)Ltd. transferred all of its assets to the Company. In addition the Company assumed all of the liabilities of Ltd. (other than outstanding bank debt in the amount of $250,000).

General

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto of the Company included elsewhere herein.

Results of Operations for the Three Months Ended July 31, 2001 Compared to the Three Months Ended July 31, 2000.

Sales for the three months ended July 31,2001, decreased by $387,000 or 11.2% to $3,079,000 from $3,466,000 for the three months ended July 31,2000. Sales for the three months ended July 31,2000 included the sale of the Company's exercise products, under an agreement with Bollinger Industries, L.P. (Bollinger),(See PartII Item 2 Legal Proceedings) for approximately $871,000. After excluding the sale to Bollinger, the Company's sales for the three months ended July 31,2001 increased by $484,000 or 18.6%. This increase was primarily the result of sales to Mervyn's (a new customer) of approximately $658,000 for the three months ended July 31,2001.

The Company's gross profit increased by approximately $7,000 due to the increased revenue of $484,000 after excluding the sale of exercise products to Bollinger from the three months ended July 31,2000. This sale did not contribute to the gross profit as the sale of 871,000 was approximately equal to the cost of the merchandise sold. Accordingly, exercise products contributed $0 to gross profit in the three months ended July 31, 2001 and 2000.

Operating expenses, exclusive of interest expense, for the three months ended July 31,2001 were $131,000 less than the three months ended July 31,2000. This decrease is represented approximately by changes in the following expenses:

                                       (Decrease)

Royalty Expense                         ($17,000)
Salesman Salaries                       ($11,000)
Salesman Commissions                    ($33,000)
Legal Fees                              ($41,000)
Other corporate items                   ($29,000)

Royalty expenses and salesman salaries decreased by $17,000 and $11,000 respectively, due to the sale of the hand held exercise line to Bollinger. in June of 2000 (SEE PartII Item 2. LEGAL PROCEEDINGS). . Salesman commissions decreased by $33,000 due primarily to lower commission rates paid on approximately $660,000 of sales for the quarter ended July 31,2001. Legal fees decreased by $41,000 due primarily to the Company's defense against a complaint of patent infringement for which expenses were incurred in the prior three month period, (see PART II Item 2. LEGAL PROCEEDINGS). Other corporate expenses decreased as a result of the elimination of a position and decreases in certain selling expenses.

Interest expense for the three months ended July 31, 2001 decreased by $5,000 from the three months ended July 31,2000. This decrease was primarily the result of a decrease in the discounts paid on banker's acceptances.

The following table sets forth the results of operations for the periods discussed above:


                                             Three Months             Three Months
                                                 Ended                   Ended
                                             July 31, 2001            July 31, 2000

Net Sales                                      $3,079,000               $3,466,000

Cost of Goods
Sold                                            2,285,000                2,679,000
                                             --------------          ---------------

Gross Margin                                      794,000                  787,000
          As a Percentage of Net Sales              25.79 %                  22.70%

Operating Expenses                                644,000                  775,000
Interest                                            7,000                   12,000
                                              --------------         ---------------

                                                  651,000                  787,000
                                                  -------                  -------
Income before provision
  for Income Taxes                               $143,000                  $   0
                                              ---------------               -----

Results of Operations for the Fiscal Year Ended April 30, 2001 Compared to the Fiscal Year Ended April 30, 2000.

Sales for the fiscal year ended April 30, 2001,increased by $840,000 or 9.7% to $9,526,000 from $8,686,000 for the fiscal year ended April 30, 2000. During the fiscal year ended April 30, 2001, sales to Sears Roebuck, Kohl's Department Stores and Meijer Inc. increased by approximately $571,000, $418,000 and $250,000, respectively. These increases were offset by the sale of the Company's hand held exercise line to Bollinger in June of 2000.

The Company's gross profit of $2,030,000 for the fiscal year ended April 30, 2001 was $282,000 higher than the gross profit of $1,748,000 for the fiscal year ended April 30,2000.

The improvement in the gross profit percentage from 20.1% in fiscal 2000 to 21.3% in 2001 is partially a result of less write downs taken in fiscal 2001 for slow-moving or excess products, and the write down recorded in fiscal 2000 related to the inventory to be sold to Bollinger (see Item 2, Legal Proceedings). In addition, the change in product mix (from exercise equipment to luggage) resulted in an overall improvement in gross profit margins. Gross profit on exercise equipment was approximately $10,000 in the year ended April 30, 2001 as compared to approximately $306,000 in the year ended April 30, 2000. The sale of the Company's handheld exercise product line to Bollinger in June 2000 was at cost, generating no gross margin.

Operating expenses, exclusive of interest expense, of $2,948,000 for the fiscal year ended April 30, 2001 were $201,000 less than operating expenses of $3,149,000 for the fiscal year ended April 30, 2000. This decrease is represented approximately by changes in the following expenses:

                                        Increase
                                       (Decrease)

Royalty Expense                        ($220,000)
Patent and Trademark Expense            ($18,000)

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

Shipping Fees                           $142,000
Salesman Salaries                       ($70,000)
Promotional and Selling Materials       $299,000
Travel                                  ($51,000)
Office Salaries                         ($81,000)
Legal Fees                             ($122,000)
Other Corporate Expenses                ($80,000)

Royalty expenses, patent and trademark expenses, salesman salaries and travel expenses decreased by $220,000, 18,000, $70,000 and $51,000 respectively, due to the sale of the hand held exercise line to Bollinger in June of 2000 (SEE PartII
Item 2. LEGAL PROCEEDINGS). Shipping fees increased by $142,000 due primarily to the increased sales of the Company's sports bags/luggage products. Promotional and selling expenses increased by $299,000 due primarily to the write off of Latin American marketing expenses associated with the Rotaflex System (SEE PART I Item 1 Intellectual Property). Office salaries decreased by $81,000 due to the elimination of a position. Legal fees decreased by $122,000 due to the Company's defense against a complaint of patent infringement which expenses were incurred in the prior fiscal year, (see PART II Item 2. LEGAL PROCEEDINGS). Other corporate expenses decreased by $80,000 including reductions in other professional fees, insurance, bank charges and fringe benefits.

Interest expense for the fiscal year ended April 30, 2001 decreased by $83,000 from the fiscal year ended April 30, 2000. This decrease was primarily the result of a decrease in the discounts paid on bankers acceptances.

The Company's pretax loss of $945,000 for the fiscal year ended April 30, 2001 represents a $566,000 change from a pretax loss of $1,511,000 for the fiscal year ended April 30, 2000.

The following table sets forth the result of operations for the periods discussed above.


                                         Fiscal Year         Fiscal Year
                                            Ended               Ended
                                         April 30, 2001      April 30, 2000

Net Sales                                  $9,526,000          $8,686,000

Cost of Goods
Sold                                        7,496,000           6,938,000
                                         --------------     ---------------

Gross Margin                                2,030,000           1,748,000
         As a Percentage of Net Sales           21.31%              20.00%

Operating Expenses                          2,948,000           3,149,000
Interest                                       27,000             110,000
                                         --------------     ---------------

                                            2,975,000           3,259,000

Pretax Loss                                 $(945,000)        $(1,511,000)

Results of  Operations  for the Fiscal Year Ended April 30, 2000 Compared to the
Fiscal Year Ended April 30, 1999.


Net sales for the fiscal year ended April 30, 2000,increased by $2,053,000 or 31% to $8,686,000 from $6,633,000 for the fiscal year ended April 30, 1999. During the fiscal year ended April 30, 2000, sales to Kohl's Department Stores, Meijer Inc. and Ross Stores increased by approximately $1,373,000, $454,000 and $308,000, respectively.

The Company's gross profit of $1,748,000 for the fiscal year ended April 30, 2000 was $687,000 higher than the gross profit of $1,061,000 for the fiscal year ended April 30,1999.This increase was primarily the result of the increased revenues and reduced levels of promotional and other allowances granted to major customers. During the quarter ended April 30, 2000, the sales allowance (offset to sales)increased by $274,000 due to an increase in sales and promotional allowances for customers which occurred in the quarter ended April 30, 2000. Inventory write down adjustments increased by $215,000 due primarily to the write down of the inventory sold to Bollinger Industries under an agreement negotiated in the quarter ended April 30, 2000.

Operating expenses, exclusive of interest expense, of $3,149,000 for the fiscal year ended April 30, 2000 were $1,181,000 less than operating expenses of $4,330,000 for the fiscal year ended April 30, 1999. This decrease is represented approximately by changes in the following expenses:

                                     Increase
                                    (Decrease)

Research and Development            ($280,000)
Shipping Fees                        $121,000
Promotional and Selling Materials   ($823,000)
Show Expenses                       ($126,000)
Trade Advertising                   ($ 27,000)
Telephone                           ($ 10,000)
Office Salaries                     ($ 26,000)
Insurance                           ($ 27,000)
Legal Fees                           $150,000
Accounting Fees                      $ 17,000
Impairment                          ($112,000)
Bad Debt Expense                    ($ 41,000)

Research and development costs decreased by $280,000 due to a decrease in expenditures for new product development. Shipping fees increased by $121,000 because of the increased revenues. Promotional and selling expenses decreased by $823,000 due primarily to a reduction in the cost of producing and testing of infomercials. Show expenses decreased by $126,000 because the Company did not attend The "Super Show" in February of 2000.Trade advertising expense decreased because the Company had been obligated to make a retroactive payment of one percent of gross JEEP Luggage of $42,000 as advertising to Daimler Chrysler Corp., under a licensing agreement, in the fiscal year ended April 30,1999. In addition the Company reduced its expenditures for advertising in specialty magazines. Telephone expenses decreased by $10,000. Office salaries decreased by $26,000 due to the elimination of a position. Insurance costs decreased by $27,000 due to decreased premiums. Legal fees increased by $150,000 due to the Company's defense against a complaint of patent infringement,(see Item 3. LEGAL PROCEEDINGS). Accounting fees increased by $17,000 due to the increased cost of annual audit fees. Amortization of Reorganization value in excess of amounts allocable to identifiable assets decreased by $112,000 because this asset was determined to be impaired and was written off as of April 30,1999. Bad debt expense decreased by approximately $41,000. During the quarter ended April 30, 2000, royalty expense increased by $300,000 due to the accrual of the balance of minimum royalties due on the Kathy Ireland and Spalding hand held exercise agreements. The Company had accrued the earned portions of these royalties until the sale of the hand held exercise line to Bollinger Industries was negotiated in the quarter ended April 30, 2000. After the sale to Bollinger Industries there would be no future sales of these items.

Interest expense for the fiscal year ended April 30, 2000 increased by $45,000 from the fiscal year ended April 30, 1999. This increase was primarily the result of an increase in the discount rate paid on banker's acceptances.

The Company's pretax loss of $1,511,000 for the fiscal year ended April 30, 2000 represents a $1,823,000 change from a pretax loss of $3,334,000 for the fiscal year ended April 30, 1999.

With the sale of the exercise equipment line, management has focused its marketing efforts toward the sale and distribution of the sports bags/luggage products. During the prior year, the product line has demonstrated continuing sales growth. Management has projected a business plan, which it believes is realistic, and which, could generate sales growth combined with necessary cost containment measures. Management believes that this business plan could enable the Company to restore its operations to a profitable level. No assurances can be given that any of these anticipated improved results will actually be achieved.

The following table sets forth the result of operations for the periods discussed above.


                                             Fiscal Year                Fiscal Year
                                                Ended                      Ended
                                             April 30, 2000             April 30, 1999

Net Sales                                      $8,686,000                 $6,633,000
Other Income                                            0                     35,000
                                              --------------           ---------------
                                               $8,686,000                 $6,668,000
Cost of Goods
Sold                                            6,938,000                  5,607,000
                                              --------------           ---------------
Gross Margin                                    1,748,000                  1,061,000
         As a Percentage of Net Sales               20.00%                     16.00%

Operating Expenses                              3,149,000                  4,330,000
Interest                                          110,000                     65,000
                                              --------------           ---------------
                                                3,259,000                  4,395,000

Pretax Loss                                   $(1,511,000)               $(3,334,000)


Liquidity and Capital Resources

Management's Plan of Operations

With the sale of a portion of the exercise equipment line, management has focused its marketing efforts toward the sale and distribution of the sports bags/luggage products. During the fiscal year ended April 30,2001, the Company's principal product line (luggage) has demonstrated continuing growth. Management has prepared a business plan and projection of revenues, expenses and cash flows for the fiscal year ending April 30,2002 which it believes is realistic, and which, projects continued sales growth combined with necessary cost containment measures. The business plan relies, to a substantial degree, on the availability of continued financial support from our affiliate, Achim. Management believes that this business plan could enable the Company to restore its operations to a profitable level. However, no assurances can be given that any of these anticipated improved results will actually be achieved.

The Company believes that the terrorist attack in the United States on September 11, 2001 is having a chilling effect on travel generally. Consequently, consumer demand for luggage is likely to be reduced. As a result, the Company currently expects that sales of its luggage products will likely be negatively impacted for at least the near term. It is not practicable to quantify the extent of any downturn at this time.

Three Months Ended July 31,2001

Operating Activities

During the three months ended July 31,2001,cash provided by operating activities amounted to $624,000. This was primarily the result of achieving net income for the period, as well as decreases in inventory and prepaid expenses and increases in accounts payable and accrued expenses of $144,000, $450,000, $35,000 and $222,000, respectively. These were offset by an increase in accounts receivable of $227,000.

Financing Activities

The Company used cash of $582,000 during the period to partially repay amounts due to Achim.

Fiscal Year ended April 30, 2001

Operating Activities

During the fiscal year ended April 30, 2001, cash used by operating activities amounted to $786,000. This was the result of a net loss of $945,000 and the use of cash as a result of increases in accounts receivable and a decrease in accounts payable and accrued expenses of $8,000 and $447,000, respectively. These uses of cash were partially offset by decreases in inventory, prepaid expenses and other current assets, security deposits and other assets of, $223,000, $343,000 and $19,000, respectively.

Investing Activities

Cash of $15,500 was used to purchase equipment.

Financing Activities

The Company has received substantial financial support from Achim. Achim is wholly owned by Marton B. Grossman, the Chairman and President of the Company. Achim provided $1,171,000 in cash for financing activities which was offset by a decrease in banker's acceptances of $350,000. Advances from Achim are due upon demand and are non-interest bearing.

Through June, 2000,the Company was able to fund a portion of its working capital requirements pursuant to an agreement with the Chase Manhattan Bank ("Chase"), which had provided for maximum borrowings of $1,500,000 in the form of letters of credit and bankers acceptances. This agreement also provided for a security interest in the inventory and notes and accounts receivable of the Company. In addition, the agreement provided for the personal guarantee of the President and major shareholder of the Company for the entire balance. The Chase credit line was discontinued in June 2000.

Seasonality and Inflation

The Company's business is highly seasonal with higher sales typically in the second and third quarter of the fiscal year as a result of shipments of sports bags/luggage related to the holiday season.

Management does not believe that the effects of inflation will have a material impact on the Company, nor is it aware of changes in prices of material or other operating costs or in the selling price of its products and services that will materially affect the Company's profits.

ITEM 3. PROPERTIES

The Company occupies a warehouse consisting of approximately 54,400 square feet, of which 4,500 square feet are dedicated to office space, located at 58 Second Avenue, Brooklyn, New York. The property is owned by Sym Holding Corp. which is owned by Isaac Grossman and two of his siblings. Isaac Grossman is the Company's Vice Chairman, Treasurer and Secretary. Since Achim occupied the premises before it became affiliated with the Company, it remains the lessee under the lease. Achim makes the property available to the Company on an at-will basis. See PART I ITEM 1. DESCRIPTION OF BUSINESS "Management Agreement with Achim Importing Co., Inc." and PART I ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 30, 2001, information regarding the beneficial ownership of the Company's Common Stock based upon the most recent information available to the Company for (I) each person known by the Company to own beneficially more than five (5%) percent of the Company's outstanding Common Stock, (ii) each of the Company's officers and directors, and
(iii) all officers and directors of the Company as a group. Each stockholder's address is c/o the Company, 58 Second Avenue, Brooklyn, New York 11215, unless otherwise indicated.


                                    Shares Owned Beneficially
                                        and of Record (1)
________________________________________________________________________________
Name and Address                        No. of Shares               % of Total
________________________________________________________________________________

Marton B. Grossman (2)                  2,842,977                     64.4
Isaac Grossman                                  0                       *

William P. Dolan                              123                       *
John Holodnicki                                11                       *

All Officers and Directors
    as a Group (4 persons)              2,843,111                     64.4
________________________________________________________________________________


*  Less than 1%

(1)  Includes  shares  issuable  within 60 days upon the exercise of all options
     and  warrants.   Shares  issuable  under  Options  or  warrants  are  owned beneficially but not of record.

(2) Consists of 2,516,614 shares registered in the name of Marton Grossman and 326,363 shares held by a charitable family foundation (the "Foundation"). Mr. Grossman and his wife are the directors of the Foundation. Marton and Sheila Grossman disclaim beneficial ownership in the shares held by the Foundation.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Officers and Directors

The officers and directors of the Company are as follows:

Name                       Age      Position

Marton B. Grossman         70       Chairman and President
Isaac Grossman             39       Vice Chairman, Treasurer and Secretary
William P. Dolan           48       Vice President--Finance
John Holodnicki            48       Vice President--Sales

         Marton B. Grossman has been the Chairman and Chief Executive Officer of the Company since July 29, 1996. For the past 35 years, he has been President of Achim, a privately-held company engaged in the import and export of window coverings and accessories. In addition, he is President of MG Holding Corp., a privately-held financial holding company. Mr. Grossman is the father of Isaac Grossman, the Company's Vice Chairman, Treasurer and Secretary. Mr. Grossman spends approximately 20% of his time working for the Company.

         Isaac Grossman has been the Company's Vice Chairman, Treasurer and Secretary since July 1996, and Vice President of Achim since 1989. He is the son of Marton B. Grossman, the Company's Chairman and President. Mr. Grossman spends approximately 20% of his time working for the Company.

William P. Dolan has been the Company's Vice President-Finance since July 1996. Prior thereto, he had been the Company's Treasurer and Secretary since 1989. Mr. Dolan graduated from the William Paterson College of New Jersey and is a Certified Public Accountant.

John Holodnicki has been a Vice President--Sales at the Company since 1994. From 1981 to 1994, he was a Vice President--Sales at HIT Industries, an importer of business computer cases. Mr. Holodnicki earned a degree in Marketing from the University of Illinois in 1975.

Board of Directors

Each director is elected at the Company's annual meeting of stockholders and holds office until the next annual meeting of stockholders, or until his successor is elected and qualified. At present, the Company's bylaws require no fewer than one director. Currently, there are two directors of the Company. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of stockholders or until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contracts, at the discretion of the Board.

ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth the compensation paid or accrued by the Company during the three fiscal years ended April 30, 2001 (I) to its Chief Executive Officer, (ii) its other two Executive Officers and (iii) one additional non-Executive Officers whose cash compensation exceeded $100,000 per year in any such year:



                       SUMMARY COMPENSATION TABLE (1) (2)
Name/Principal                         Annual Compensation
                       Year Ended    --------------------------       All Other
Position               April 30      Salary               Bonus      Compensation (3)
----------------------------------------------------------------------------------------------------
Marton B. Grossman       2001          $0                             $31,200
President & Chairman     2000          $0                             $31,200
                         1999          $0                             $31,200

Isaac Grossman           2001          $0                             $32,240
Director, Treasurer      2000          $0                             $32,240
                         1999          $0                             $32,240

William P. Dolan         2001          $111,673                         $0
Vice President-Finance   2000          $111,666                         $0
                         1999          $112,249                         $0

John Holodnicki          2001          $181,731                         $0
Vice President           2000          $170,423                         $0
                         1999          $123,769                         $0


(1) The above compensation does not include the use of an automobile and other personal benefits, the total value of which does not exceed as to any named officer or director or group of executive officers the lesser of $50,000 or 10% of such person's or persons' cash compensation.

(2) Pursuant to the regulations promulgated by the Securities and Exchange Commission, the table omits columns reserved for types of compensation not applicable to the Company.

(3) Consists of estimated portion of the fees payable to Achim under the Warehousing Agreement attributable to Marton Grossman's and Isaac Grossman's activities performed on behalf of the Company. Marton Grossman is the sole shareholder, and Isaac Grossman is an employee of Achim. See PART I, ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None of the individuals listed in the table above receive any long-term incentive plan awards during the fiscal year

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to a Warehousing Agreement, Achim performs certain administrative services on behalf of the Company. Under the Warehousing Agreement, Achim assists, among other things, in the maintenance of financial and accounting books and records, in the preparation of monthly financial accounts receivable aging schedules and other reports and credit checks on the Company's customers.

In consideration of these services, Achim receives an annual fee, payable monthly, calculated as a percentage of the Company's invoiced sales originating at the warehouse ranging from 4% of invoiced sales under $30,000,000 to 3% for sales of $60,000,000 or more. For sales not originating at the warehouse, Achim receives a service fee in the amount of 1.5% of the Company's invoiced sales to customers and account located in the United States if payment is made by letter of credit and 1% if such customers and accounts are located outside the United States, irrespective of manner of payment.

In addition, under the Warehousing Agreement, Achim provides warehousing services consisting of receiving, shipping and storing of the Company's merchandise. The Company pays Achim a monthly fee of 3% of its invoiced sales originating at the warehouse in connection with these warehousing services performed by Achim under the Warehousing Agreement.

The Warehousing Agreement has a term of two years and is automatically renewable for additional one-year periods unless written notice of termination is given at least six months prior to the commencement of a renewal period. During the fiscal year ended April 30, 2001, the Company accrued approximately $552,000 in fees under the Warehousing Agreement.

Achim is wholly owned by Marton B. Grossman, the Company's Chairman and President.

Pursuant to a Security Agreement dated as of January 2,2001 between the Company and Achim, Achim has perfected its security interest in the accounts, collateral, documents, general intangibles, instruments and inventory of the Company.

On April 30, 1998 the Company entered into a credit agreement with The Chase Manhattan bank for maximum borrowings of $1,500,000 in the form of letters of credit and banker acceptances. The agreement also provided for a security interest in the inventory and notes and accounts receivable of the Company. The agreement was discontinued in June of 2000.

The Company occupies a warehouse consisting of approximately 54,400 square feet, of which 4,500 square feet are dedicated to office space, located at 58 Second Avenue, Brooklyn, New York. The property is owned by Sym Holding Corp. which is owned by Isaac Grossman and one of his siblings. Isaac Grossman is the Company's Vice Chairman, Treasurer and Secretary. The property is leased to Achim which makes the property available to the Company. Other than the fees payable by the Company under the Warehousing Agreement, the Company pays no rent for the property. See ITEM 1. BUSINESS "Management Agreement with Achim Importing Co., Inc" and ITEM 3. DESCRIPTION OF PROPERTIES.

Item 8. DESCRIPTION OF SECURITIES

Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all actions taken by stockholders. In the event we liquidate, dissolve or wind-up our operations, the shareholders of the Common Stock are entitled to share equally and ratably in our assets, if any, remaining after payment of all our debts and liabilities that may then be outstanding. The
Common Stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since holders of Common Stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our Directors and holders of the remaining shares by themselves cannot elect any Directors.

Holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any Preferred Stock that may be outstanding.

PART II
ITEM 1. MARKET  PRICE OF  REGISTRANT'S  COMMON  EQUITY AND  RELATED  STOCKHOLDER
MATTERS

The Company's common shares do not trade publicly. As of September 30, 2001,the Company had 4,418,258 shares of Common Stock outstanding held by 1,348 shareholders of record, all of which shares may be sold pursuant to Rule 144 of the Securities Act of 1933, as amended. The Company does not have any options or warrants outstanding.

The Company has not paid a cash dividend on its Common Stock. The Company intends to retain all earnings for the foreseeable future for use in the operation and expansion of its business and, accordingly, the Company does not contemplate paying any cash dividends on its Common Stock in the near future.

ITEM 2. LEGAL PROCEEDINGS

On July 29,1999,Bollinger Industries ("Bollinger") filed a complaint in the US District Court for the Northern District of Texas. The complaint alleged infringement of three patents by the Company with respect to one of its exercise steps. Under a settlement agreement dated June 2,2000,in exchange for Bollinger's agreement to dismiss the complaint, the Company agreed to sell its inventory of exercise products, excluding the Spalding Rotaflex, and entered into an agreement not to sell any product that would compete with the items sold for a period of five years. The sale of the inventory occurred on June 12,2000 and the Bollinger complaint against the Company was dismissed on June 12, 2000.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

None

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's by laws contain provisions relating to the indemnification of our directors and officers to the fullest extent permitted by Nevada law. Section
78.751 of the Nevada Revised Statutes, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit, or proceeding, whether civil, criminal, administrative or investigative, to which the director is a party by reason of being our director, if it is determined that the director acted in accordance with the applicable standard of conduct set forth in those statutory provisions.

3. Exhibits

The Index to Exhibits following the Signature Page indicates the exhibits which are being filed herewith and the exhibits which are incorporated herein by reference.

(b) Reports on Form 8-K
    -------------------

No Reports on Form 8-K were filed during the last quarter of the fiscal year ended April 30, 2001.

                           DYNAMIC INTERNATIONAL, INC.

                              FINANCIAL STATEMENTS
                                       AND
                                AUDITORS' REPORT

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                  THE THREE MONTHS ENDED JULY 31, 2001 AND 2000

                                    CONTENTS



                                                                                                        Page

AUDITORS' REPORTS                                                                                      F-1-F-2

FINANCIAL STATEMENTS

     Balance Sheet as of April 30, 2001 and July 31, 2001                                                F-3
     Statements of Operations for the Years Ended April 30, 2001 and 2000
         and the Three Months Ended July 31, 2001 and 2000                                               F-4
     Statements of Stockholders' Equity (Deficit) for the Years Ended
         April 30, 2001 and 2000 and the Three Months Ended July 31, 2001                                F-5
     Statements of Cash Flows for the Years Ended April 30, 2001 and 2000
         and the Three Months Ended July 31, 2001 and 2000                                               F-6
     Notes to Financial Statements                                                                    F-7-F-15


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
and Shareholders Dynamic International, Inc.

We have audited the accompanying balance sheet of Dynamic International, Inc. as of April 30, 2001, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamic International, Inc. as of April 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses of approximately $945,000 and $1,371,000 and used cash approximating $786,000 and $2,431,000 in operating activities during the years ended April 30, 2001 and 2000, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Valley Stream, New York
July 31, 2001

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders of Dynamic International, Ltd.

         We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Dynamic International, Ltd. and its subsidiary for the year ended April 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Dynamic International, Ltd. and its subsidiary for the year ended April 30, 2000, in conformity with accounting principles generally accepted in the United States of America.



                                                  /s/Moore Stephens, P.C.
                                                  MOORE STEPHENS, P. C.
                                                  Certified Public Accountants.

Cranford, New Jersey
June 2, 2000

                           DYNAMIC INTERNATIONAL, INC.

                                 BALANCE SHEETS

                        APRIL 30, 2001 AND JULY 31, 2001

                                     ASSETS



                                                                                April 30,           July 31,
                                                                                  2001                2001
                                                                           ------------------  -----------------
                                                                                                   (Unaudited)
CURRENT ASSETS
     Cash                                                                           $  58,542        $   101,319
     Accounts receivable, less allowances of $527,000
         and $336,000                                                               1,488,943          1,715,900
     Inventories                                                                    3,115,360          2,665,563
     Other current assets                                                              52,261             17,521
                                                                                -------------      -------------

              Total Current Assets                                                  4,715,106          4,500,303
                                                                                -------------      -------------

PROPERTY AND EQUIPMENT
     Tools and Dies                                                                    74,383             74,383
     Furniture and Equipment                                                           94,006             94,006
                                                                                -------------      -------------

              Total Cost                                                              168,389            168,389

     Less:    Accumulated depreciation                                               (127,489)          (128,509)
                                                                                -------------      -------------

              Property and Equipment - Net                                             40,900             39,880
                                                                                -------------      -------------

OTHER ASSETS                                                                            1,000              1,000
                                                                                     --------            -------

              TOTAL ASSETS                                                         $4,757,006         $4,541,183
                                                                                =============      =============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT


CURRENT LIABILITIES
     Accounts payable and accrued expenses                                         $  584,766          $ 806,555
     Amounts due affiliated company                                                 4,413,966          3,832,426
                                                                                -------------      -------------

              Total Current Liabilities                                             4,998,732          4,638,981
                                                                                -------------      -------------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' DEFICIT
     Common stock - par value $.001 per share; authorized
         50,000,000 shares; issued 4,418,258 shares                                     4,419              4,419
     Additional paid-in capital                                                     5,119,796          5,119,796
     Accumulated deficit                                                           (5,365,938)        (5,222,010)
                                                                                -------------      -------------
                                                                                     (241,723)           (97,795)
     Less:    Cost of 540 shares of treasury stock                                         (3)                (3)
                                                                                -------------      -------------

              Total Stockholders' Deficit                                            (241,726)           (97,798)
                                                                                -------------      -------------

              TOTAL LIABILITIES AND STOCKHOLDERS'
                 DEFICIT                                                     $      4,757,006    $     4,541,183
                                                                                =============      =============



                 See accompanying notes to financial statements.

                           DYNAMIC INTERNATIONAL, INC.

                            STATEMENTS OF OPERATIONS

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                    THREE MONTHS ENDED JULY 31, 2001 AND 2000




                                                                For the Years Ended                    Three Months Ended
                                                                     April 30,                              July 31,
                                                     -------------------------------------     -----------------------------------

                                                           2001                  2000                2001               2000
                                                     ------------------    ---------------     ---------------     ---------------
                                                                                                           (Unaudited)

Net Sales                                              $  9,525,888        $ 8,686,858         $ 3,079,335          $ 3,466,517

Cost of Sales                                             7,495,938          6,938,441           2,284,644            2,679,300
                                                       ------------        -----------         -----------         ---------------

         Gross profit                                     2,029,950          1,748,417             794,691              787,217
                                                       ------------        -----------         -----------         ---------------
Operating Expenses
     Royalty expense                                        474,997            694,746             183,601             200,592
     Research and development                                12,483             30,185                 640                 325
     Shipping expense                                       690,867            510,903             180,884             178,632
     Selling expense                                        851,457            970,670             191,486             246,805
     Advertising and promotion                              520,670            224,946              28,292              37,941
     General and administrative                             367,932            684,827              57,815             107,596
     Depreciation and amortization                           30,207             32,254               1,020               3,988
     Interest and bank charges                               26,585            110,436               7,025              11,589
                                                      -------------      -------------       -------------       -------------

         Total operating expenses                         2,975,198          3,258,967             650,763             787,468
                                                      -------------      -------------       -------------       -------------
         Income (loss) before income
              taxes (benefit)                              (945,248)        (1,510,550)            143,928                (251)

Income tax (benefit) expense                                      -           (139,347)                  -                   -
                                                      -------------      -------------       -------------       -------------
         Net income (loss)                             $   (945,248)      $ (1,371,203)          $ 143,928             $  (251)
                                                      =============      =============       =============       =============
Basic and Diluted Income (Loss) Per Share              $       (.21)      $       (.31)          $     .03             $   .00
                                                      =============      =============       =============       =============
Weighted Average Number of Shares                         4,417,718          4,417,718           4,417,718           4,417,718
                                                      =============      =============       =============       =============

                 See accompanying notes to financial statements.

                           DYNAMIC INTERNATIONAL, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                      THE THREE MONTHS ENDED JULY 31, 2001


                                                          Additional                                                   Total
                                          Common            Paid-In          Accumulated        Treasury           Stockholders'
                                           Stock            Capital            Deficit            Stock               Equity
                                      ---------------  ----------------  -----------------   -----------------  ------------------

Balance - May 1, 1999                      $   4,419     $ 4,869,796        $ (3,049,487)      $    (3)              $ 1,824,725

Net loss for the year ended
     April 30, 2000                                -               -          (1,371,203)            -                (1,371,203)
                                        -------------    -------------       -------------       -----------        -------------
Balance - April 30, 2000                       4,419       4,869,796          (4,420,690)           (3)                  453,522

Net loss for the year ended
     April 30, 2001                                -               -            (945,248)            -                  (945,248)

Bank debt retained by
     predecessor in connection
     with spin-off                                 -         250,000                   -             -                   250,000
                                        -------------     -------------      -------------         -----------       -------------

Balance - April 30, 2001                        4,419      5,119,796          (5,365,938)           (3)                 (241,726)

Net income for the three
     months ended July 31, 2001
     (Unaudited)                                   -               -             143,928             -                   143,928
                                        -------------     -------------      -------------         -----------       -------------

Balance - July 31, 2001
     (Unaudited)                            $  4,419     $ 5,119,796         $(5,222,010)         $ (3)                 $(97,798)
                                        =============     =============      =============         ===========       =============

                 See accompanying notes to financial statements.

                           DYNAMIC INTERNATIONAL, INC.

                            STATEMENTS OF CASH FLOWS

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                  THE THREE MONTHS ENDED JULY 31, 2001 AND 2000



                                                                For the Years Ended                    Three Months Ended
                                                                     April 30,                              July 31,
                                                     -------------------------------------     -----------------------------------

                                                           2001                  2000                2001               2000
                                                     ------------------    ---------------     ---------------     ---------------
                                                                                                           (Unaudited)
CASH FLOWS FROM OPERATING
    ACTIVITIES
       Net income (loss)                               $ (945,248)   $    (1,371,203)    $       143,928        $      (251)
                                                       ------------      -------------       -------------       -------------
       Adjustments to reconcile net income
      (loss) to net cash used by
       operating activities:
              Depreciation and amortization                30,207             32,254               1,020              3,988
              Provision for doubtful accounts                 -              133,826                  -                  -
              Changes in assets and liabilities:
                 Accounts receivable                       (8,433)          (345,423)           (226,957)           256,797
                 Inventories                              223,000           (893,900)            449,797            908,239
                 Prepaid expenses and
                    other current assets                  361,731           (273,349)             34,740            (75,000)
                 Security deposits                              -             12,612                  -              47,400
                 Accounts payable and
                    accrued expenses                     (446,980)           273,925             221,789           (175,382)
                                                      -------------      -------------       -------------       -------------
                 Total adjustments                        159,525         (1,060,055)            480,389            966,042
                                                      -------------      -------------       -------------       -------------
                 Net cash provided (used) by
                    operating activities                 (785,723)        (2,431,258)            624,317            965,791
                                                      -------------      -------------       -------------       -------------
CASH FLOWS FROM INVESTING ACTIVITIES
       Purchase of property and equipment                 (15,500)           (41,029)                 -                 -
                                                      -------------      -------------       -------------       -------------
CASH FLOWS FROM FINANCING ACTIVITIES
       Net repayments of banker's
          acceptances                                    (350,000)          (250,000)                 -            (600,000)
       Amounts due affiliated company                   1,170,932          2,651,606            (581,540)          (289,867)
                                                      -------------      -------------       -------------       -------------
                 Net cash provided (used) by
                    financing activities                  820,932          2,401,606            (581,540)          (889,867)
                                                      -------------      -------------       -------------       -------------
NET INCREASE (DECREASE) IN CASH                            19,709            (70,681)             42,777             75,924

CASH - beginning                                           38,833            109,514              58,542             38,833
                                                      -------------      -------------       -------------       -------------
CASH - end                                             $   58,542         $   38,833           $ 101,319          $ 114,757
                                                      =============      =============       =============       =============

                       SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the periods for interest              $   19,196         $   91,590           $     -            $     -
                                                      =============      =============       =============       =============

                   SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES

Assumption of bank indebtedness by predecessor
     prior to spin-off                                 $  250,000         $     -              $     -            $     -
                                                      =============      =============       =============       =============


                           DYNAMIC INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                FOR THE THREE MONTHS ENDED JULY 31, 2001 AND 2000
                     (INFORMATION FOR THE THREE MONTHS ENDED
                      JULY 31, 2001 AND 2000 IS UNAUDITED)

1.   FORMATION OF DYNAMIC INTERNATIONAL, INC.

     Dynamic International, Inc. ("the Company") was formed on August 31, 2000 as a wholly owned subsidiary of Dynamic International, Ltd. ("Ltd." and/or "Predecessor"). Pursuant to an Equity Transfer and Reorganization Agreement dated August 10, 2000, by and among Ltd., certain of its shareholders, Emergent Management Company, LLC ("Emergent") and several holders of membership (equity) interests in Emergent Ventures LLC, the Predecessor transferred all of its assets to the Company on August 30, 2000. Moreover, all of its liabilities (other than outstanding bank debt in the amount of $250,000) were assumed by the Company, on August 30, 2000. Immediately following the transfer of assets and assumptions of liabilities by the Company, Ltd. transferred to its shareholders, on a pro-rata basis, all of the issued shares of common stock of the Company.

     Subsequently, Ltd. issued an aggregate of 39,755,178 shares of its common stock, representing a 90% equity interest in Ltd., to the several members of Emergent Ventures, a Delaware limited liability company, previously unrelated to Ltd., that had theretofore engaged in the business of acquiring equity interests in technology businesses. In exchange for the issuance of these shares, Ltd. received all of the then outstanding membership interests in Emergent Ventures.

2.   GOING CONCERN

     The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As disclosed in the financial statements, the Company has incurred net losses of approximately $945,000 and $1,371,000 for the years ended April 30, 2001 and 2000, respectively, and utilized approximately $786,000 in cash for operating activities for the year ended April 30, 2001 and $2,431,000 for operating activities for the year ended April 30, 2000. In addition, as a result of the terminated credit arrangement with Chase Manhattan Bank in June of 2000, the Company will need to continue and possibly add to its borrowing facility with an affiliate unless alternative funding can be arranged. These factors raise substantial doubt about the Company's ability to continue as a going concern.

     Management's plans rely, to a substantial extent, on the continued funding of its cash flow needs, by its affiliate. In addition, management plans to reduce operating expenses and anticipates revenues growth with large customers, which management believes will result in profitable operations and positive cash flows. However, there can be no assurance that management's plans will be successful. Additionally, the Company believes that the terrorist attacks in the United States on September 11, 2001 is having a chilling effect on travel, generally. Consequently, consumer demand for luggage is likely to be reduced. As a result, the Company currently expects that sales of its luggage products will likely be negatively impacted for at least the near term. It is not practicable at this time to quantify the extent of any downturn. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

                           DYNAMIC INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                FOR THE THREE MONTHS ENDED JULY 31, 2001 AND 2000
                     (INFORMATION FOR THE THREE MONTHS ENDED
                      JULY 31, 2001 AND 2000 IS UNAUDITED)

3.   Summary of Significant Accounting Policies

     Nature of Operations

     The Company designs and markets related sports bags and luggage, which are marketed primarily under the licensed name JEEPTM and under its own names Santa FeTM, Polaris ExpeditionTM and SPORTS GEARTM. In addition, it has been engaged in the design, marketing and sale of hand exercise and light exercise equipment, including hand grips, running weights, and jump ropes. It has marketed these products under the SPALDINGTM and licensed trademarks as well as under its own trademarked name SHAPE SHOPTM. The Company's objective is to become a designer and marketer of goods, domestically and internationally, that are associated with a free-spirited lifestyle and leisure time.

     INTERIM OPERATIONS

     In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of results of operations and cash flows for the three month periods ended July 31, 2001 and 2000, and financial position as of July 31, 2001, have been made. The results of operations for the three months ended July 31, 2001 are not necessarily indicative of results for the entire year ending April 30, 2002.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     INVENTORIES

     Inventories consist principally of finished goods and are stated at the lower of cost; first-in, first-out method, ("FIFO") or market.

     PROPERTY, EQUIPMENT AND DEPRECIATION

     Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs, which do not improve or extend the life of the respective assets are expensed currently while major repairs are capitalized. Estimated useful lives used in calculating depreciation are as follows:

              Tools and Dies                                 5 Years
              Furniture and Equipment                        5 Years to 7 Years

         ADVERTISING AND PROMOTION

         Advertising and promotion expenses are charged to operations when the advertising first takes place.

                           DYNAMIC INTERNATIONAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                FOR THE THREE MONTHS ENDED JULY 31, 2001 AND 2000
                     (INFORMATION FOR THE THREE MONTHS ENDED
                      JULY 31, 2001 AND 2000 IS UNAUDITED)

3.   Summary of Significant Accounting Policies (CONTINUED)

     REVENUE

     Revenue is recognized when the goods have been shipped to and accepted by the customer. The Company's return policy is for defective merchandise only.

     PROMOTIONAL ALLOWANCES

     Based on a discretionary policy, management grants to certain major retail customers promotional allowances to successfully market the Company's products. Promotional allowances are primarily targeted to the cost of displays, advertising and other promotional incentives. The cost of promotional allowances are accrued at the time that related revenues are recognized and are estimated based upon the based on current arrangements with customers as well as certain assumptions based on the Company's prior experience with customers. Promotional allowances are included as a reduction of net sales.

     RESEARCH AND DEVELOPMENT COSTS

         Research and development costs are expensed as part of operating expenses as incurred.

     INCOME (LOSS) PER SHARE

     Basic earnings per share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the Company's earnings. Diluted loss per share does not consider the potentially dilutive securities on an "as if converted" basis, as the effect of their inclusion would be anti-dilutive. Securities that could potentially dilute earnings per share in the future are disclosed in Note 8.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     IMPAIRMENT

     Certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Management also reevaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of July 31, 2001, management expects these assets to be fully recoverable.

                           DYNAMIC INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                FOR THE THREE MONTHS ENDED JULY 31, 2001 AND 2000
                     (INFORMATION FOR THE THREE MONTHS ENDED
                      JULY 31, 2001 AND 2000 IS UNAUDITED)

3.     Summary of Significant Accounting Policies (CONTINUED)

     INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No.  107,  "Disclosure  About  Fair Value of  Financial  Instruments,"
     requires certain disclosures regarding the fair value of financial instruments. In assessing the fair value of these financial instruments, the Company has used a variety of methods and assumptions, which were based on estimates of market conditions and risks existing at that time. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and debt are reflected at cost in the financial statements, which approximates fair value because of the short-term maturity of these instruments. It is not practicable for the Company to estimate the fair value of the amount due to its affiliate since there is no quoted market price and the Company can not estimate its fair value without incurring excessive costs.

4.   RELATED PARTY TRANSACTIONS

     Pursuant to a Warehouse and Service Agreement dated as of September 1, 2000 (the "Warehousing Agreement") between the Company and a related party (the "Related Entity") wholly owned by a major stockholder, the Related Entity provides occupancy space and performs certain administrative services on behalf of the Company. Under the Warehousing Agreement, the Related Entity, among other things, assists in the maintenance of financial and accounting books and records, in the preparation of monthly financial accounts receivable aging schedules and other reports and in the performance of credit checks on the Company's customers. In consideration for these services, the Related Entity receives an annual fee, payable monthly, calculated at a percentage of the Company's invoiced sales originating at the warehouse ranging from 4% of the invoiced sales under $30 million annually to 3% of sales of $60 million or more. For sales which do not originate at the warehouse, the Related Entity receives a service fee in the amount of 1.5% of the Company's invoiced sales to customers and accounts located in the United States if payment is made by letter of credit and 1% if such customers and accounts are located outside the United States, irrespective of manner of payment. In addition, under the Warehousing Agreement, the Related Entity provides warehousing services consisting of receiving, shipping, and storing of the Company's merchandise. The Company pays the Related Entity a monthly fee of 3% of its invoiced sales originating at the warehouse in connection with these warehousing services performed by the Related Entity under the Warehousing Agreement. As part of the Warehousing Agreement, the Company applies an offset for certain shared expenses.

                           DYNAMIC INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                FOR THE THREE MONTHS ENDED JULY 31, 2001 AND 2000
                     (INFORMATION FOR THE THREE MONTHS ENDED
                      JULY 31, 2001 AND 2000 IS UNAUDITED)

4.   RELATED PARTY TRANSACTIONS (CONTINUED)

     The Warehousing Agreement, which was renewed on September 1, 2000, has a term of one year and then automatically renews from year to year unless written notice of termination is given at least six months prior to the commencement of a renewal period. Total warehousing and administrative expenses charged to operations were $552,300 and $410,382 for the years ended April 30, 2001 and 2000, respectively, and were $150,117 and $159,263 for the three months ended July 31, 2001 and 2000, respectively.

     In addition, the Related Entity has purchased inventory for the Company and has charged the Company for the invoiced amount of the inventory. Pursuant to an unwritten understanding, the Related Entity arranges for the issuance, by its financial lender, of letters of credit in favor of the Company's overseas suppliers, thereby enabling the Company to finance the purchases of its inventory.

     Pursuant to a Security Agreement dated as of January 2, 2001 between the Company and the Related Entity, the Related Entity has perfected its security interest in all of the Company's assets.

     Amounts due to the Related Entity totaled $4,413,966 and $3,832,427, at April 30, 2001 and July 31, 2001, respectively. The amounts due to the Related Entity are non interest bearing and are due on demand.

5.   DEBT

     On April 30, 1998, the Company entered into a credit agreement with The Chase Manhattan Bank for maximum borrowings of $1,500,000 in the form of letters of credit and bankers acceptances ("Agreement"). The Agreement also provided for a security interest in the inventory and accounts receivable of the Company. The Agreement also provided for the personal guarantee of the president and majority shareholder of the Company on the entire credit line balance. During June 2000, the Company terminated the Agreement.

6.   INCOME TAXES

     At April 30, 2001, the Company had temporary tax differences that would result in a short-term deferred tax asset of approximately $300,000 arising primarily from reserve allowances relating to account receivables and inventory. The Company also has cumulative carryforward operating losses of approximately $4,400,000 resulting in a long-term deferred tax asset of approximately $1,900,000.

     At April 30, 2001, these assets, both short-term and long-term, have been reduced to zero by a valuation allowance due to the uncertainty that the Company will be able to generate sufficient taxable income in the future necessary to utilize these assets.

     The Company's available net operating losses of approximately $4,400,000 will expire for tax purposes in fiscal years 2019, 2020 and 2021. During the three months ended July 31, 2001, the Company received a benefit from the utilization of the net operating loss amounting to $48,900.

                           DYNAMIC INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                FOR THE THREE MONTHS ENDED JULY 31, 2001 AND 2000
                     (INFORMATION FOR THE THREE MONTHS ENDED
                      JULY 31, 2001 AND 2000 IS UNAUDITED)

6.   INCOME TAXES (CONTINUED)

     During the year ended April 30, 2000, the Company recognized a federal tax benefit of approximately $139,000. The tax benefit results from the receipt of a tax refund from the carryback of certain fiscal 1998 net operating loss deductions to prior years. As a result of this transaction, the Company adjusted its tax valuation allowance account accordingly.

     The reconciliation of the federal statutory income tax (benefit) expense to the Company's actual income tax (benefit) expense is as follows:


                                                                                           April 30,
                                                                             -----------------------------------
                                                                                   2001                2000
                                                                             ----------------    ---------------

       U.S. Federal  income taxes (benefit) at statutory rate                $ (321,000)         $ (513,600)
       Change in valuation allowance                                            321,000             523,253
       State income taxes (benefit), net of federal (tax) benefit                     -            (149,000)
                                                                             ----------------    ---------------

           Income tax expense/benefit                                        $        -          $ (139,347)
                                                                             ================    ===============


7.   COMMITMENTS AND CONTINGENCIES

     ROYALTY OBLIGATIONS

     The Company has entered into various royalty, licensing, and commission agreements for products sold by the Company. These agreements provide for minimum payments and a percentage of specific product sales, as defined. Royalty expense charged to operations for the years ended April 30, 2001 and 2000 was approximately $475,000 and $695,000, respectively, and for the three months ended July 31, 2001 and 2000 was approximately $184,000 and $201,000, respectively.

8.   STOCKHOLDERS' EQUITY (DEFICIT)

     PUBLIC OFFERING

     On December 22, 1997, the Predecessor completed a public sale of 1,200,000 units, each consisting of one share of commons stock, one Class A Warrant and one Class B Warrant. Each Class A warrant entitled the holder to purchase one share of common stock at $6 until June 12, 1999 (the expiration date of these securities was extended until June 12, 2000 and expired as of that date). Each Class B warrant entitled the holder to purchase one share of common stock at $10 until December 12, 2000. No Class B warrants were exercised prior to their expiration. In addition, the Company entered into a unit purchase option with the underwriter to purchase an aggregate of 120,000 units at a subscription price of $8.25 per unit commencing December 12, 1998 and expiring December 11, 2002. Each unit purchase option consists of one share of common stock, one Class A warrant to purchase one share of common stock at $9.90 per share and one Class B warrant to purchase one share of common stock at $16.50 per share.

                           DYNAMIC INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                FOR THE THREE MONTHS ENDED JULY 31, 2001 AND 2000
                     (INFORMATION FOR THE THREE MONTHS ENDED
                      JULY 31, 2001 AND 2000 IS UNAUDITED)

8.   STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

     As part of the consideration of its services in connection with the registration statement, the Predecessor agreed to issue to the underwriter, for nominal consideration, warrants to purchase up to 120,000 units at an exercise price of $8.25 per unit for a period of five years. The Class A Warrants and Class B Warrants underlying the units included in the underwriter's warrants will be exercisable at a price of $9.90 and $16.50 per share, respectively, or 165% of the then exercise price of the warrants offered to the public for a period of five years commencing with the closing of the registration statement. The non-cash cost of such warrants, representing a cost of raising capital, will be recorded as a charge and credit to additional paid-in capital when the warrants are issued. As capital in nature, they are not compensatory. The net proceeds of approximately $4,800,000 were used for the repayment of related party debt, purchase of inventory, general corporate services, and working capital.

     The Company issued 20,000 shares for legal services valued at $74,655 in connection with the Company's public offering.

     In addition,  the Predecessor entered into a two year consulting agreement,
     expiring   December  1999,  with  the  underwriter  to  provide   financial
     consulting services for a fee of $20,000.

     EARN OUT AGREEMENT

     In March 1997, the Predecessor entered into an agreement with Marton Grossman, the Company's chairman and president which provided for the issuance to Mr. Grossman an aggregate 2,000,000 shares of common stock if the Company attained certain earnings criteria as follows:


                                        Earnings Before                       Number of
               Year Ending                Income Tax                            Shares
      ---------------------------     --------------------------            --------------------------
             April 30, 1998              $   500,000                            400,000
             April 30, 1999              $ 1,000,000                            600,000
             April 30, 2000              $ 1,500,000                          1,000,000


     If the earning criteria was not met in any one of the above years, but was cumulatively met in the subsequent year, then the number of shares to be issued would be the cumulative number of shares at that year end. Issuance of the shares would result in compensation expense to the Company. Compensation expense would be measured based on the fair value of the shares at the time the performance conditions are achieved. Determination would be based on the best estimate of the outcome of the performance condition. Compensation would be recognized in the periods in which the performance conditions are achieved.

     The Company did not meet the performance conditions for the year ended April 30, 2000, 1999 and 1998, and accordingly, no shares subject to the agreement were issued.

                           DYNAMIC INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                FOR THE THREE MONTHS ENDED JULY 31, 2001 AND 2000
                     (INFORMATION FOR THE THREE MONTHS ENDED
                      JULY 31, 2001 AND 2000 IS UNAUDITED)

9.   MAJOR CUSTOMERS/SEASONALITY

     During the year ended April 30, 2001, sales to two major customers were approximately 29%, and 25%, ($2,718,000, and $2,349,000, respectively) of the Company's net sales. At April 30, 2001, accounts receivable from these customers totaled $1,376,000, or 92% of net accounts receivable.

     During the year ended April 30, 2000, sales to three major customers were approximately 26%, 20%, and 12% ($2,241,000, $1,775,000 and $1,034,000,
     respectively) of the Company's net sales.

     During the three months ended July 31, 2001, sales to four major customers were approximately 23%, 21% and 14% ($700,172, $637,292, $604,292 and
     $427,341, respectively) of the Company net sales. At July 31, 2001, accounts receivable from these customers totaled $1,435,000, or 84% of net accounts receivable.

     The Company's business is highly seasonal with higher sales typically in the second and third quarters of the fiscal year as a result of sales of merchandise related to the holiday season.

10.  CREDIT RISK/FINANCIAL INSTRUMENTS

     Due to the nature of its business and the volume of sales activity, the Company's cash balance occasionally exceeds the $100,000 protection of FDIC insurance. At July 31, 2001, there were no such excess balances. The Company has not experienced any credit losses arising from excess cash balances and believes it is not exposed to any significant credit risk from cash and cash equivalents.

     The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that it does not have an accounts receivable credit risk exposure beyond the allowance provided. The Company does not require collateral or other security to support financial instruments subject to credit risk.

11.  SIGNIFICANT RISKS AND UNCERTAINTIES

     The Company's luggage products compete with products designed by a number of the largest companies in the industry. The Company believes that because of its concentration on the upscale lifestyle and more specialized leisure market that are associated with its use of trademark names, the Company will be able to continue to grow its luggage business. Nevertheless, there can be no assurance that the Company will be able to effectively compete with these companies as well as with other smaller entities.

     Most of the Company's products are purchased from Indonesia ,Thailand, China and Sri Lanka. The Company believes that, if necessary, it will be able to obtain its products from firms located in other countries at little, if any, additional expense. The Company believes that an interruption in deliveries by a manufacturer located in a particular country will not have a material adverse impact on the business of the Company. Nevertheless, because of political instability in a number of the supply countries, occasional import quotas and other restrictions on trade or otherwise, there can be no assurance that the Company will at all times have access to a sufficient supply of merchandise.

                           DYNAMIC INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
                FOR THE THREE MONTHS ENDED JULY 31, 2001 AND 2000
                     (INFORMATION FOR THE THREE MONTHS ENDED
                      JULY 31, 2001 AND 2000 IS UNAUDITED)

12.  SETTLEMENT WITH BOLLINGER INDUSTRIES, L.P.

     On June 2, 2000, the Company finalized a settlement with Bollinger Industries, L.P. ("Bollinger") related to patent infringement claims with respect to three separate patents. As part of the settlement, the Company agreed to sell its inventory of the related products, which represented a substantial portion of its hand held exercise and light exercise product line for 80% of its cost. The loss on the sale, approximately $335,000, was recorded during the year ended April 30, 2000. The Company also entered into a five year non-compete agreement with respect to the sale of products covered by the patents.

     Sales of the related products in fiscal year 2001 were approximately $925,000 (including $875,000 related to the Bollinger transaction) and $1,960,000 for fiscal year 2000.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                             DYNAMIC INTERNATIONAL, Inc.



                                             By:/s/Marton B. Grossman
                                                   Marton B. Grossman
                                                   Chairman and President

Dated: 12th  day of October 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below as of the 12th day of October , 2001 by the following persons on behalf of Registrant and in the capacities indicated.

Name                                         Date


/s/Marton B. Grossman                        October 12 ,2001
Marton B. Grossman
Chairman and President


/s/Isaac Grossman                            October 12 ,2001
Isaac Grossman
Vice Chairman, Treasurer & Secretary


/s/William P. Dolan                          October 12 ,2001
William P. Dolan
Vice President--Finance
(Chief Financial & Accounting Officer)

                                 EXHIBIT INDEX

1.01 Asset Transfer Agreement dated August 31,2000 by and between Dynamic International Ltd. and the Company

1.02 Bill of Sale dated August 31,2000 between Dynamic International and the Company

2.01      Organizational  Action of the  Incorporator  of Dynamic  International
          Inc.

2.02 Written Consent of the Directors of Dynamic International Inc, Articles of Incorporation and Bylaws

10.01 Amendment to License Agreement with Spalding and Evenflow Companies dated October 27,2000.

10.02     License agreement with 3L Associates dated September 1,2000

10.03     Security Agreement dated January 2,2001 with Achim Importing Co. Inc.

10.04 Warehousing and Service Agreement dated as of September 1, 1996 with Achim Importing Co.,Inc.

                            ASSET TRANSFER AGREEMENT


         AGREEMENT   dated  as  of  August  31,  2000  by  and  between  Dynamic
International, Ltd., a Nevada corporation formed in 1996 ("Ltd."), and Dynamic International, Inc., a Nevada corporation formed in 2000 ("Inc.").

         WHEREAS,  Ltd.  is  a  party,  together  with  Emergent  Ventures,  LLC
("Emergent") and others, to a certain Equity Transfer and Reorganization Agreement, dated as of August 10, 2000 (the "Master Agreement"); and

         WHEREAS, Ltd. and Inc. desire that Ltd. transfer the business of Ltd. to Inc. in exchange for shares of the Common Stock, par value $.001 per share, of Inc. ("Inc. Shares") which shall be distributed to the stockholders of Ltd., and, immediately thereafter, pursuant to the Master Agreement, all of the membership interests in Emergent (the "Emergent Interests") will be transferred to Ltd. in exchange for which Ltd. will issue to the holders of the Emergent Interests (the "Emergent Members") 90% of the then issued and outstanding common stock of Ltd. calculated on a fully diluted basis; and

         NOW   THEREFORE,    in   consideration   of   the   mutual   covenants,
representations, warranties and agreements set forth in the Master Agreement and in this Agreement, the parties hereby agree as follows:

1. Transfer and Assignment of Operational Assets; Assumption of Liabilities; Indemnity.

         1.1 At the Closing (as defined in Section 3.1), Ltd. agrees to transfer and assign to Inc. all of its right, title and interest in and to assets of every nature, kind and description, tangible and intangible, used, held or owned by Ltd., excluding only its corporate minute book and its franchise as a corporation (the assets to be transferred hereunder being hereinafter referred to as the "Ltd. Operational Assets"). The transfer and assignment of the Ltd. Operational Assets shall become effective immediately prior to the Closing pursuant to the Master Agreement (the "Master Agreement Closing") without the necessity of any further act by either Ltd. or Inc.

         1.2 At the Closing,  Inc.  agrees to assume all debts,  liabilities  or obligations whatsoever of Ltd. (other than the Retained Liability, as hereinafter defined) that arise out of or relate to the Ltd. Operational Assets or the business of Ltd. as conducted prior to the Closing Date (as defined in
Section 3.1), whether arising before or after the Closing and whether known or unknown, fixed or contingent (collectively, the "Assumed Liabilities") including, without limitation, any and all debts, liabilities or obligations of Ltd. to MG Holding Corp., Citibank, N.A. and The Chase Manhattan Bank ("Chase Bank"). As used in this Agreement, the term "Retained Liability" means the obligation of Ltd. to repay outstanding bank debt to Chase Bank in an amount not to exceed $250,000, which obligation will be retained and satisfied by Ltd. at the Master Agreement Closing. The assumption of obligations and liabilities by Inc. shall become effective as of the Master Agreement Closing without the necessity of any further acts by either Ltd. or Inc.

         1.3 Inc.  agrees to indemnify  and hold Ltd.  harmless from and against
all  obligations,   liabilities,   claims  and  expenses  (including  reasonable
attorneys' fees) relating to or arising from the Assumed

Liabilities and the Ltd. Operational Assets or to the conduct of the business of Ltd. at any time from its inception to the Master Agreement Closing, except for the Retained Liability. The indemnity by Inc. shall become effective as of the Master Agreement Closing without the necessity of any further acts by either Ltd. or Inc.

         2. Issuance of Shares of Inc.

         2.1 In consideration for the transfer and assignment to Inc. of all of the Ltd. Operational Assets, Inc. shall issue to Ltd. that number of Inc. Shares as shall be equal to the number of shares of the Common Stock, par value $.001 per share, of Ltd. as shall be outstanding immediately preceding the Master Agreement Closing, such issuance of stock to be effective as of the Master Agreement Closing.

         3. Closing.

         3.1 The closing (the "Closing") hereunder shall take place on August 31, 2000 (the "Closing Date") immediately prior to the Master Agreement Closing.

         3.2 At the Closing, Ltd. shall: (i) execute and deliver to Inc. a bill of sale and license in substantially the form of Exhibit A hereto, together with such other instruments of transfer and assignment as Inc. shall reasonably request in order to effect the transfer and assignment to Inc. of all of the Ltd. Operational Assets; and (iii) execute and deliver to Inc. a certificate of the President and Secretary of Ltd. as to the fulfillment to the conditions to the performance by Inc. set forth in Article 5 hereof.

         3.3  At  the  Closing,   Inc.  shall  deliver  to  Ltd.  a  certificate
representing the shares of Inc. to be issued in accordance with Section 2.1 hereof, together with a certificate of the President and Secretary of Inc. as to the valid issuance and authorization of such shares and the fulfillment of the other conditions to the performance by Ltd. set forth in Article 5 hereof.

         3.4 At the Closing, Ltd. shall distribute all of the shares of Inc. to the stockholders of Ltd. on a pro rata basis.

         4. Representations and Warranties.

         4.1 Each of the parties hereto represents and warrants to each other party that it is a corporation duly incorporated, validly existing and in good standing under laws of its jurisdiction of incorporation and that the execution, delivery and performance by it of this Agreement and the transactions contemplated hereby has been duly authorized by all necessary corporate action.

         4.2 Inc. hereby represents and warrants that the Inc. Shares to be issued pursuant to Section 2.1 hereof, will be, upon such issuance, duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights. Inc. further warrants that on and as of the Master Agreement Closing, the Inc. Shares issued pursuant to Section 2.1 shall constitute all of the issued and outstanding capital stock of Inc. and that there are no subscriptions, options, warrants or other rights, calls, agreements or commitments or obligations of Inc. to issue its capital stock.

         5. Conditions to the Obligation of the Parties.

         The   obligation   of  each  party  to  consummate   the   transactions
contemplated by this Agreement shall be subject to the satisfaction by the other party on or prior to the Master Agreement Closing of the following conditions:

         5.1 The representations and warranties of such other party contained in this Agreement or any document to be delivered by such party to this Agreement shall be true and correct in all material respects at and as of the Master Agreement Closing as though such representations and warranties were made on and as of the Master Agreement Closing.

         5.2 Such other party shall have performed and complied in all material respects with all of obligations under this Agreement.

         6.  Termination.  In  the  event  of  the  termination  of  the  Master
Agreement, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties hereto or their respective officers and directors.

         7. Miscellaneous.

         7.1 This Agreement may be amended only by written agreement between Ltd. and Inc.

         7.2. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant or agreement contained herein may be waived only by a written notice from the party or parties entitled to the benefits thereof. No failure by any party hereto to exercise, and no delay in exercising, any right hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or future exercise of that right by that party.

         7.3 All notices and other communications hereunder shall be deemed given if given in writing and delivered personally, by registered or certified mail, return receipt requested, postage prepaid, or by overnight courier to the party to receive the same at its respective address set forth below (or at such other address as may from time to time be designated by such party to the others in accordance with this Section 7.3):

                  (a) if to Ltd.,  to:

                                    Dynamic International, Ltd.
                                    c/o Heller, Horowitz & Feit, P.C.
                                    292 Madison Avenue, 20th Floor
                                    New York, NY 10017
                                    Attention: Richard F. Horowitz, Esq.

                  (b)  if to Inc., to:

                                    Dynamic International, Inc.
                                    58 Second Avenue
                                    Brooklyn, NY 11215
                                    Attention: Mr. Marton B. Grossman

         All such notices and communications hereunder shall be deemed given when received, as evidenced by the signed acknowledgment of receipt of the person to whom such notice or communication shall have been personally delivered, the acknowledgment of receipt returned to the sender by the applicable postal authorities or the confirmation of delivery rendered by the applicable overnight courier service.

         7.4 This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any rights, duties or obligations hereunder shall be assigned or delegated by any party hereto without the prior written consent of the other parties hereto.

         7.5 Neither this Agreement nor any provision hereof nor any certificate or other instrument delivered pursuant hereto, nor any agreement to be entered into pursuant hereto or any provision hereof, is intended to create any right, claim or remedy in favor of any person or entity, other than the parties hereto and their respective successors and permitted assigns.

         7.6 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         7.7 This Agreement, and the certificates and other instruments and documents delivered pursuant thereto, together with the other agreements referred to herein and to be entered into pursuant hereto, embody the entire agreement of the parties and there are no other agreements or understandings, written or oral, among the parties relating to, the subject matter hereof. This Agreement supersedes all prior agreements and understandings, written or oral, between the parties.

         7.8 The parties hereto agree that irreparable damage would occur in the event this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or equity.

               [the remainder of this page is intentionally blank]

         IN WITNESS WHEREOF, Ltd. and Inc. have caused this Agreement to be duly
executed   and   delivered  as  of  the  date  first  above   written.   DYNAMIC
INTERNATIONAL, LTD.

                                            By:_________________________________
                                                Name: Marton B. Grossman
                                                Title: Chairman and President

                                            DYNAMIC INTERNATIONAL, INC.


                                            By:_________________________________
                                                 Name: Marton B. Grossman
                                                 Title: Chairman and President

                                  BILL OF SALE

         For good and sufficient consideration, receipt of which is hereby acknowledged, DYNAMIC INTERNATIONAL, LTD., a Nevada corporation ("Ltd."), has SOLD, ASSIGNED, and TRANSFERRED and by these presents does SELL, ASSIGN, TRANSFER, and DELIVER to DYNAMIC INTERNATIONAL, INC., a Nevada corporation, its successors and assigns ("Inc."), effective as of August 31, 2000, all Ltd.'s right, title, and interest in and to each and all of the assets, properties, and business of Ltd. of every kind and description and wherever situated as they exist on the date hereof except as expressly stated otherwise herein or in that certain Asset Transfer Agreement, dated as of August 31, 2000 (the "Transfer Agreement"), to which Ltd. and Inc. are parties (collectively, the "Transferred Assets"). Capitalized terms used herein without definition shall have the meaning assigned to them in the Transfer Agreement. Without limiting the generality of the foregoing, the assets acquired by Inc. hereunder include:

          (a) All of Ltd.'s goodwill and business as a going concern, including the name "Dynamic International" or any variation thereof.

          (b) All of Ltd.'s accounts receivable, miscellaneous accounts receivable, and notes receivable or other rights to receive payments, whether arising out of the manufacture, sale, distribution, or use of its products, technology, services, or otherwise.

          (c) All of Ltd.'s inventories of finished goods, work-in-process, raw materials, and other miscellaneous supplies and materials.

          (d) All of Ltd.'s prepaid expenses

          (e) All interests of Ltd. in real property including land,  buildings,
          structures,   improvements,   fixtures,   leaseholds,   and  leasehold
          improvements.

          (f) All machinery, equipment, tools, molds, motor vehicles, transportation, packing and delivery equipment, and supplies, furniture, and fixtures of every kind and description owned by Ltd. or ordered by it on or before the Closing Date.

          (g) All of Ltd.'s right, title, and interest of every kind and description in and to the following assets:

               (i) All of Ltd.'s rights and privileges as licensee under all of Ltd.'s licenses, to the extent such rights and privileges are assignable and transferrable, as presently in effect, and as more fully described in Section 4.6 of the Disclosure Schedule to the Master Agreement, and unfilled purchase and sales orders derived therefrom or from any other source.

               (ii) All of Ltd.'s rights to or under all trademarks, service marks, certification marks, United States and foreign trademark registrations and applications, trade names, copyrights, United States and foreign patents and patent applications, if any, including international priority rights associated therewith, and all patent and other license, trade secrets, inventions, and royalties and rights to sue for past infringements, including, without limitation, those items listed or otherwise described on the Schedules attached to the Master Agreement.

               (iii) All of Ltd.'s customer lists, uncollected invoices, credit files, payroll records, schedules of fixed assets, books of account, contracts, sales representation agreements and sales agency agreements (if any), files, papers, books, records, designs, drawings, specifications and engineering data, and all other public or confidential business records, all to the extent reasonably required for the orderly continuation of the business operations of Ltd. (specifically excluding minute books and stock books of Ltd., and Ltd.'s franchise as a corporation).

          (h)  Except as  otherwise  specified  on the  Schedules  to the Master
          Agreement, all of Ltd.'s causes of action, judgments, claims and demands of whatever nature, memberships, agencies and permits, claims for refunds, and rights of offset and credits, all to the extent that they are assignable by Ltd..

          (i) All of Ltd.'s rights under employment contracts, restrictive covenants, non- disclosure agreements, and similar obligations of present and former officers and employees of Ltd., if any, and

          (j) All of the debts, liabilities or obligations whatsoever of Ltd. (other than the Retained Liability, as hereinafter defined) that arise out of or relate to the Transferred Assets or the business of Ltd. as conducted prior to the Closing Date, whether arising before or after the Closing and whether known or unknown, fixed or contingent, including, without limitation, any and all debts, liabilities or obligations of the Company to MG Holding Corp., Citibank, N.A. and The Chase Manhattan Bank (the "Chase Bank") (such liabilities, collectively, referred to herein as the "Assumed Liabilities"). As used herein, the term "Retained Liability" means indebtedness of Ltd. to the Chase Bank in an amount not to exceed $250,000, which Retained Liability shall not be included in the Assumed Liabilities transferred by Ltd. hereunder.

         Ltd.  hereby  authorizes  Inc.  to  take  any  appropriate   action  in
connection with any of these rights, claims, causes of action, and property, in the name of Ltd. or in its own or any other name, but at its own expense.

         TO HAVE AND TO HOLD these rights, claims, causes of action, property, assets, business, and goodwill, as a going concern unto Inc., its successors and assigns, to and for its or their use forever.

         And Ltd., subject to the terms of the Agreement, does hereby warrant, covenant and agree that it:

          (a) has good and marketable title to the assets, business, and goodwill hereby sold, assigned, transferred, conveyed, and delivered;

          (b) will warrant and defend the sale of these assets, business, and goodwill against all and every person or persons whomsoever claiming to or making claim against any or all of them; and

          (c) will take all steps necessary to put Ltd., its successors or assigns, in actual possession and operating control of the assets and business.

         Any individual, partnership, corporation, or other entity may rely without further inquiry upon the powers and rights herein granted to the Inc. and upon any notarization, certification, verification, affidavit, or jurat by any notary public of any state relating to the authorization, execution, and delivery of this Bill of Sale or to the authenticity of any copy, conformed or otherwise, hereof.

         IN WITNESS WHEREOF, Ltd. has caused this Bill of Sale to be signed by its President and Secretary and its corporate seal to be affixed hereto on the date first written above.

                                            DYNAMIC INTERNATIONAL, LTD.



                                            By:_________________________________
                                                 Name: Marton B. Grossman
                                                 Title: President

ATTEST:

________________________________
Name: Isaac Grossman,
Title: Secretary

STATE OF            )
COUNTY OF           )


         On the day of _________________________ before me personally came _________________________ to me known, who being by me duly sworn, did depose and say that he is the _________________________ of _________________________, a
Delaware corporation; and that he executed the foregoing instrument on behalf of such corporation.

                                              Notary Public in and for
                                              The State of _____________________

                                              Name:_____________________________

My Commission Expires: _____________________________


[NB: Notarial forms vary considerably from state to state]

                               SECURITY AGREEMENT

         THIS SECURITY AGREEMENT (this "Security Agreement") dated as of September 21, 2000 between DYNAMIC INTERNATIONAL INC., a Nevada corporation (the "Company"), and ACHIM IMPORTING CO., INC., a New York corporation (the "Secured Party");

                                   RECITALS:

         WHEREAS, the Company and the Secured Party are parties to a Warehousing Agreement dated as of September 21, 2000 (the "Warehousing Agreement");

         WHEREAS, in order to secure the full and punctual payment of the Secured Obligations any time after the date hereof upon the demand of the Secured Party, and, among other things, grant forbearance to the Company in connection with such additional obligations as the Company may have incurred in favor of the Secured Party, the Company has agreed to grant a continuing security interest in and to the Collateral (as hereafter defined) to secure its obligations hereunder and pursuant to the Warehousing Agreement, as well as such other obligations which the Company may have to the Secured Party, as more fully described in Section 3 herein;

         NOW, THEREFORE, in consideration of the agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Definitions

         Terms defined in the Warehousing Agreement and not otherwise defined herein have, as used herein, the respective meanings provided for therein. The following additional terms, as used herein, have the following respective meanings:

         "Accounts" means all "accounts", as defined in the UCC now owned or hereafter acquired by the Company and shall also mean and include all accounts receivable, contract rights, book debts, notes, drafts, and other obligations or indebtedness owing to the Company arising from the sale, lease, or exchange of goods or other property by it and/or the performance of services by it (including, without limitation, any such obligation that might be characterized as an account, contract right, or general intangible under the Uniform Commercial Code in effect in any other jurisdiction) and all of the Company's rights in, to, and under all purchase orders for goods, services, or other property, and all of the Company's rights to any goods, services, or other property represented by any of the foregoing (including, without limitation, returned or repossessed goods and unpaid seller's rights of rescission, replevin, reclamation, and rights to stoppage in transit) and all monies due to or to become due to the Company under all contracts for the sale, lease, or exchange of goods or other property and/or the performance of services by it (whether or not yet earned by performance on the part of the Company), in each case whether now in existence or hereafter arising or acquired including, without limitation, the right to receive the proceeds of these purchase orders and contracts and all collateral security and guarantees of any kind given by any Person with respect to any of the foregoing.

         "Collateral" has the meaning set forth in Section 3.

         "Documents" means all "documents" (as defined in the UCC) or other receipts covering, evidencing, or representing goods, now owned or hereafter acquired, by the Company.

         "Equipment" means all "equipment" (as defined in the UCC) now owned or hereafter acquired by the Company, including, without limitation, all motor vehicles, trucks, and trailers.

         "General Intangibles" means all "general intangibles" (as defined in the UCC) now owned or hereafter acquired by the Company, including, without limitation, all obligations or indebtedness owing to the Company (other than Accounts) from whatever source arising, and all patent licenses, patents, trademark licenses, trademarks, rights in intellectual property, goodwill, trade names, service marks, mask works, trade secrets, copyrights, permits, and licenses.

         "Instruments" means all "instruments," "chattel paper" or "letters of credit" (each as defined in the UCC) evidencing, representing, arising from or existing in respect of, relating to, securing, or otherwise supporting the payment of, any of the Accounts, including, without limitation, promissory notes, drafts, bills of exchange, and trade acceptances, now owned or hereafter acquired by the Company.

         "Inventory" means all "inventory" (as defined in the UCC), now owned or hereafter acquired by the Company, wherever located, and shall also mean and include, without limitation, all raw materials and other materials and supplies, work-in-process, and finished goods and any products made or processed therefrom and all substances, if any, commingled therewith or added thereto.

         "Perfection Certificate" means a certificate substantially in the form of Exhibit A hereto, completed and supplemented with the schedules and attachments contemplated thereby to the satisfaction of the Secured Party, and duly executed by the chief financial officer of the Company.

         "Proceeds" means all proceeds of, and all other profits, rentals or receipts, in whatever form, arising from the collection, sale, lease, exchange, assignment, licensing, or other disposition of, or realization upon, collateral, including, without limitation, all claims of the Company against third parties for loss of, damage to or destruction of, or for proceeds payable under, or unearned premiums with respect to, policies of insurance in respect of, any collateral, and any condemnation or requisition payments with respect to any collateral, in each case whether now existing or hereafter arising.

         "Secured Obligations" means all obligations of the Company to the Secured Party, whether currently existing or hereafter incurred or created, including, without limitation, (a) all principal of and interest (including, without limitation, any interest that accrues after the commencement of any case, proceeding, or other action relating to the bankruptcy, insolvency, or reorganization of the Company) on any advance to the Company under the Warehousing Agreement; (b) all other amounts payable by the Company under the Warehousing Agreement; (c) all other amounts payable by the Company hereunder; and (d) any renewals or extensions of any of the foregoing.

         "Security  Interests" means the security  interests granted pursuant to
Section 3, as well as all other security interests created or assigned as additional security for the Secured Obligations pursuant to the provisions of this Security Agreement.

         "UCC" means the Uniform Commercial Code as in effect on the date hereof in the State of New York; provided that if by reason of mandatory provisions of law, the perfection or the effect of perfection or non-perfection of the Security Interests in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, "UCC" means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection.

SECTION 2. Representations and Warranties

         The Company represents and warrants as follows:

         (A) The Company has good title to all of the Collateral, free and clear of any Liens. To the extent it has been requested to do so by the Secured Party, the Company has taken all actions necessary under the UCC to perfect its interest in any Accounts purchased by it or in which it otherwise has an interest, as against its assignors and creditors of its assignors.

         (B) Neither the Company (nor its predecessors) has performed any acts that might prevent the Secured Party from enforcing any of the terms of this Agreement or that would limit the Secured Party in any such enforcement. Other than the financing statements or other similar or equivalent documents or instruments with respect to the Security Interests, no financing statement, mortgage, security agreement, or similar or equivalent document or instrument covering all or any part of the Collateral is on file or of record in any jurisdiction in which such filing or recording would be effective to perfect a Lien on such Collateral. Other than the Secured Party, no Person named as secured party in any Financing Statement has any Lien on any of the Collateral. No Collateral is in the possession of any Person (other than the Company) asserting any claim thereto or security interest therein, except that the Secured Party or its designee may have possession of Collateral as contemplated hereby.

         (C) Not later than the date hereof, the Company shall deliver the Perfection Certificate to the Secured Party. The information set forth therein shall be correct and complete.

         (D) When UCC financing statements in appropriate form have been filed in the offices specified in the Perfection Certificate to the extent that a security interest therein may be perfected by filing pursuant to the UCC, the Security Interests shall constitute valid and perfected security interests in the Collateral (except Inventory in transit), in each case prior to all other Liens and rights of others therein except for the Permitted Liens.

         (E) The Inventory and Equipment are insured in accordance with the requirements of this Security Agreement.

SECTION 3. The Security Interests

         (A) In order to secure the performance of all of the obligations of the Company hereunder, and under the Warehousing Agreement, the Company hereby hypothecates, assigns, pledges, and grants to the Secured Party a continuing security interest in and to all right, title, and interest of the Company in the following property, whether now owned or existing or hereafter acquired or arising and regardless of where located (all being collectively referred to as the "Collateral"):

               (1) Accounts;

               (2) Inventory;

               (3) General Intangibles;

               (4) Documents;

               (5) Instruments;

               (6) Equipment;

               (7) All books and records (including, without limitation, customer lists, marketing information, credit files, price lists, operating records, vendor and supplier price lists, sales literature, computer programs, printouts, and other computer materials and records) of the Company pertaining to any of the Collateral; and

               (8)  All  Proceeds  of,   attachments,   or  accessions   to,  or
               substitutions for all or any of the Collateral described in Clauses 1 through 7 hereof.

         (B) The Security Interests are granted as security only and shall not subject the Secured Party to, or transfer or in any way affect or modify, any obligation or liability of the Company with respect to any of the Collateral or any transaction in connection therewith.

SECTION 4.  Further Assurances; Covenants

         The Company covenants as follows:

         (A) The Company will not, without giving the Secured Party 60 days prior written notice, change (i) the locations of its places of business and its chief executive office, or (ii) the locations where it keeps or holds any Collateral or records relating thereto from the applicable locations described in the Perfection Certificate, or (iii) its name, identity, or corporate structure in any manner. If any such change occurs, the Company shall, at its cost and expense, cooperate with the Secured Party and cause to be filed or recorded additional financing statements, amendments, or supplements to existing financing statements, continuation statements, or other documents required to be recorded or filed in order to perfect and protect the Security Interests.

         (B) The Company will, from time to time, at its expense, execute, deliver, file, and record any statement, assignment, instrument, document, agreement, or other paper and take any other action (including, without limitation, any filings of financing or continuation statements under the UCC) that the Secured Party may from time to time reasonably determine to be necessary or desirable in order to create, preserve, upgrade in rank (to the extent required hereby), perfect, confirm, or validate the Security Interests or to enable the Secured Party to obtain the full benefits of this Security Agreement, or to enable the Secured Party to exercise and enforce any of its rights, powers, and remedies hereunder with respect to any of the Collateral. At the request of the Secured Party, the Company will use reasonable efforts to obtain the consent of any Person that is necessary or desirable to effect the pledge hereunder of any right, title, claims, and benefits now owned or hereafter acquired by the Company in and to any General Intangible or licensed trademark. To the extent permitted by law, the Company hereby authorizes the Secured Party to execute and file financing statements or continuation statements without the Company's signature appearing thereon. The Company agrees that a carbon, photographic, or other reproduction of this Security Agreement or of a financing statement is sufficient as a financing statement. The Company shall pay the costs of, or incidental to, any recording or filing of any financing or continuation statements concerning the Collateral.

         (C) If any Collateral is at any time in the possession or control of any warehouseman, bailee or any of the Company's agents or processors, the Company shall, upon the request of the Secured Party, notify such warehouseman, bailee, agent, or processor of the Security Interests created hereby and to hold all such Collateral for the Secured Party's account subject to the Secured Party's instructions.

         (D) The Company shall keep complete and accurate books and records relating to the Collateral, and stamp or otherwise mark such books and records in such manner as the Secured Party may reasonably request in order to reflect the Security Interests.

         (E) The Company will promptly deliver and pledge each Instrument to the Secured Party, appropriately endorsed to the Secured Party without recourse, provided that so long as no Event of Default shall have occurred and be continuing, the Company may retain for collection in the ordinary course any Instruments received by it in the ordinary course of business and the Secured Party shall, promptly upon request of the Company, make appropriate arrangements for making any other Instrument pledged by the Company available to it for purposes of presentation, collection, or renewal (any such arrangement to be effected, to the extent deemed appropriate to the Secured Party, against trust receipt or like document).

         (F) The Company shall use its reasonable best efforts to cause to be collected from its account debtors, as and when due, any and all amounts owing under or on account of each Account (including, without limitation, delinquent Accounts, such Accounts to be collected in accordance with lawful collection procedures and the Company's standard procedures) and apply forthwith upon receipt thereof all such amounts as are so collected to the outstanding balance of such Account, except that, unless an Event of Default has occurred and is continuing and the Secured Party is exercising its rights hereunder to collect Accounts, the Company may allow in the ordinary course of business as adjustments to amounts owing under its Accounts (i) an extension or renewal of the time or times of payment, or settlement for less than the total unpaid balance, which the Company finds appropriate in accordance with prudent business judgment and (ii) a refund or credit due as a result of returned or damaged merchandise, all in accordance with the Company's ordinary course of business consistent with its historical collection practices. The costs and expenses (including, without limitation, reasonable attorneys' fees) of collection, whether incurred by the Company or the Secured Party, shall be borne by the Company.

         (G) Upon the occurrence and during the continuance of any Event of Default, upon the request of the Secured Party, the Company will promptly notify (and the Company hereby authorizes the Secured Party so to notify) each account debtor in respect of any Account or Instrument that such Collateral has been assigned to the Secured Party hereunder, and that any payments due or to become due in respect of such Collateral are to be made directly to the Secured Party or any designee specified by the Secured Party.

         (H) Without the prior written consent of the Secured Party, the Company will not (a) sell, lease, exchange, assign, or otherwise dispose of, or grant any option with respect to, any Collateral other than Inventory and obsolete or worn-out property and equipment and, in the case of any such sale or exchange, the Security Interests created hereby in such item (but not in any Proceeds arising from such sale or exchange) shall cease immediately without any further action on the part of the Secured Party; or (b) create, incur, or suffer to exist any Lien with respect to any Collateral.

         (I) The Company will maintain, with financially sound and reputable companies, insurance policies (1) insuring the Inventory against loss by fire, explosion, theft, and such other casualties as may be reasonably satisfactory to the Secured Party and (2) insuring the Company and the Secured Party against liability for personal injury and property damage relating to such Inventory, such policies to be in such form and amounts and having such coverage as may be reasonably satisfactory to the Secured Party, with losses payable to the Company and the Secured Party as their respective interests may appear. All such insurance shall (a) contain a breach of warranty clause in favor of the Secured Party, (b) provide that no termination, cancellation, material reduction in amount or material change in coverage thereof shall be effective until at least 30 days after receipt by the Secured Party of written notice thereof, (c) in the case of the policies referenced in (2) above, name the Secured Party as additional insured, and (d) be reasonably satisfactory in all other respects to the Secured Party. From time to time upon the request of the Secured Party, the Company shall deliver to the Secured Party a report of a reputable insurance broker with respect to such insurance in such form as the Secured Party may from time to time reasonably request.

         (J) The Company will, promptly upon request, provide to the Secured Party all information and evidence it may reasonably request concerning the Collateral, and in particular the Accounts, to enable the Secured Party to enforce the provisions of this Security Agreement.

SECTION 5. General Authority

         The Company hereby irrevocably appoints the Secured Party its true and lawful attorney, with full power of substitution, in the name of the Company, the Secured Party, or otherwise, for the sole use and benefit of the Secured Party, but at the Company's expense, to the extent permitted by law to exercise, at any time and from time to time while an Event of Default has occurred and is continuing, all or any of the following powers with respect to all or any of the
Collateral:

               (i) to demand, sue for, collect, receive, and give acquittance for any and all monies due or to become due thereon or by virtue thereof,

               (ii) to settle, compromise, compound, prosecute, or defend any action or proceeding with respect thereto,

               (iii) to sell, transfer, assign, or otherwise deal in or with it or the proceeds or avails thereof, as fully and effectually as if the Secured Party were the absolute owner thereof, and

               (iv) to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto;

provided that the Secured Party shall give the Company not less than ten days' prior written notice of the time and place of any sale or other intended disposition of any of the Collateral, except any Collateral that is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market. The Company agrees that such notice constitutes "reasonable notification" within the meaning of Section 9-504(3) of the UCC.

SECTION 6. Events of Default; Remedies

         (A) An "Event of Default" shall occur if:

               (i) the Company defaults in the payment of the Secured Obligations when the Secured Obligations become due and payable and such Default shall continue for a period of ten days following receipt of written notice from the Secured Party to such effect;

               (ii) the Company fails to comply with any other agreements set forth in the Warehousing Agreement or this Security Agreement, and the Default continues for the period and after the notice specified below; and

               (iii) the Company pursuant to or within the meaning of any Bankruptcy Law (as defined herein below):

               (a) commences a voluntary case;

               (b) consents to the entry of an order against it for relief in an involuntary case; or

               (c) makes a general  assignment for the benefit of its creditors;
               or

               (iv) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

               (a) is for relief against the Company in an involuntary case;

               (b) appoints a Custodian (as defined herein below) for all or substantially all of the assets of the Company; or

               (c) orders a liquidation of the Company.

         The term "Bankruptcy Law" means Title 11, U.S. Code, or any similar federal or state law. The term "Custodian" means any receiver, trustee, assignee, liquidator, or similar official under any Bankruptcy Law.

         A default under clause (ii) above shall not constitute an Event of Default until the Secured Party notifies the Company of the Default and the Company does not cure the Default within sixty (60) days of such notice. The notice must specify the Event of Default asserted, set forth a demand that such Default be remedied, and state that the document setting forth these items constitutes notice of an Event of Default under Section 6(A) of the Security Agreement.

         (B) If any Event of Default has occurred and is continuing, the Secured Party may exercise all rights of a secured party under the UCC (whether or not in effect in the jurisdiction where such rights are exercised) and, in addition, the Secured Party may, without being required to give any notice, except as herein provided or as may be required by law, sell the Collateral or any part thereof at public or private sale, for cash, upon credit, or for future delivery, and at such price or prices as the Secured Party may deem satisfactory. The Secured Party may be the purchaser of any or all of the Collateral so sold at any public sale (or, if the Collateral is of a type customarily sold in a recognized market or is of a type that is the subject of widely distributed standard price quotations, at any private sale) and thereafter hold it, absolutely, free from any right or claim of whatsoever kind. The Company will execute and deliver such documents and take such other action as the Secured Party deems necessary or advisable in order that any such sale may be made in compliance with law. Upon any such sale the Secured Party shall have the right to deliver, assign, and transfer to the purchaser thereof the Collateral so sold. Each purchaser at any such sale shall hold the Collateral so sold to it absolutely, free from any claim or right of whatsoever kind, including any equity or right of redemption of the Company and the Company, to
the  extent  permitted  by  law,  hereby   specifically  waives  all  rights  of
redemption, stay, or appraisal that it has or may have under any law now existing or hereafter adopted. The notice (if any) of such sale required by
Section 5 shall (1) in case of a public sale, state the time and place fixed for such sale, and (2) in the case of a private sale, state the day after which such sale may be consummated. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Secured Party may fix in the notice of such sale. At any such sale the Collateral may be sold in one lot as an entirety or in separate parcels, as the Secured Party may determine. The Secured Party shall not be obligated to make any such sale pursuant to any such notice. The Secured Party may, without notice or publication, adjourn any public or private sale or cause it to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which it may be so adjourned. In case of any sale of all or any part of the Collateral on credit or for future delivery, the Collateral so sold may be retained by the Secured Party until the selling price is paid by the purchaser thereof, but the Secured Party shall not incur any liability in case of the failure of such purchaser to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may again be sold upon like notice. The Secured Party, instead of exercising the power of sale herein conferred upon it, may proceed by a suit or suits at law or in equity to foreclose the Security Interests and sell the Collateral, or any portion thereof, under a judgment or decree of a court or courts of competent jurisdiction.

         (C) For the purpose of enforcing any and all rights and remedies under this Security Agreement the Secured Party may (i) require the Company to, and the Company agrees that it will, at its expense and upon the request of the Secured Party, forthwith assemble all or any part of the Collateral as directed by the Secured Party and make it available at a place designated by the Secured Party that is, in its opinion, reasonably convenient to the Secured Party and the Company, whether at the premises of the Company or otherwise, (ii) to the extent permitted by applicable law, enter, with or without process of law and without breach of the peace, any premise where any of the Collateral is or may be located, and without charge or liability to it seize and remove such Collateral from such premises, (iii) have access to and use the Company's books and records relating to the Collateral, and (iv) prior to the disposition of the Collateral, store or transfer it without charge in or by means of any storage or transportation facility owned or leased by the Company, process, repair, or recondition it or otherwise prepare it for disposition in any manner and to the extent the Secured Party deems appropriate to preserve and enhance its value and, in connection with such preparation and disposition, use, as a licensee (or if no decline in the value of the Collateral would result, otherwise) without charge any trademark, trade name, copyright, patent, or technical process used by the Company.

SECTION 7. Limitation on Duty of Secured Party in Respect of Collateral

         Beyond the safe custody thereof in accordance with applicable law, the Secured Party shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto. The Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property of like nature, and shall not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any warehouseman, carrier, forwarding agency, consignee, or other agent or bailee selected by the Secured Party in good faith and in the absence of gross negligence.

SECTION 8. Application of Proceeds

         Upon the occurrence and during the continuance of an Event of Default, the proceeds of any sale of, or other realization upon, all or any part of the Collateral shall be applied by the Secured Party in the following order of priorities:

               first, to payment of the expenses of such sale or other realization, including reasonable compensation to the Secured Party and its agents and counsel in connection therewith, and all expenses, liabilities, and advances incurred or made by the Secured Party in connection therewith, and any other unreimbursed expenses for which the Secured Party is to be reimbursed pursuant to the Agreement;

               second, to the payment of accrued but unpaid interest on the Secured Obligations;

               third, to the payment of unpaid principal of the Secured Obligations;

               fourth, to the payment of all other Secured Obligations, until all Secured Obligations shall have been paid in full; and

               finally, to payment to the Company or its successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds.

The Secured Party may make distributions hereunder in cash or in kind or in any combination thereof.

SECTION 9. Expenses

         If the Company fails to comply with the provisions of the Warehousing Agreement or this Security Agreement, such that the value of any Collateral or the validity, perfection, rank, or value of any Security Interest is thereby diminished or potentially diminished or put at risk, the Secured Party may effect such compliance on behalf of the Company, and the Company shall reimburse the Secured Party for the costs thereof within five (5) Business Days of demand therefor. All insurance expenses and all reasonable expenses of protecting, storing, warehousing, appraising, insuring, handling, maintaining, and shipping the Collateral, any and all excise, property, sales, and use taxes imposed by any state, federal, or local authority on any of the Collateral, or in respect of the sale or other disposition thereof, shall be borne and paid by the Company; and if the Company fails to promptly pay any portion thereof when due, the Secured Party may, at its option, but shall not be required to, pay them and charge the Company's account therefor, and the Company agrees to reimburse the Secured Party therefor on demand. All sums so paid or incurred by the Secured Party for any of the foregoing and any and all other sums for which the Company may become liable hereunder and all reasonable costs and expenses (including reasonable attorneys' fees, legal expenses, and court costs) reasonably incurred by the Secured Party in enforcing or protecting the Security Interests or any of their rights or remedies under this Agreement, shall, together with interest thereon until paid at the rate applicable to advances made under the Agreement, be additional Secured Obligations hereunder.

SECTION 10. Termination of Security Interests

         Upon the repayment in full of all Secured Obligations, the Security Interests shall terminate and all rights to the Collateral shall revert to the Company, and this Security Agreement shall terminate and no longer be of any force and effect.

SECTION 11. Notices

         All notices, approvals, requests, demands, and other communications hereunder shall be given in accordance with the Warehousing Agreement.

SECTION 12. Waivers; Non-Exclusive Remedies

         No failure on the part of the Secured Party to exercise, and no delay in exercising and no course of dealing with respect to, any right under the Agreement or this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise by the Secured Party of any right under the Agreement or this Agreement preclude any other or further exercise thereof or the exercise of any other right. The rights in this Agreement and the Agreement are cumulative and are not exclusive of any other remedies provided by law.

SECTION 13. Successors and Assigns

         This Agreement is for the benefit of the Secured Party and its successors and assigns, and in the event of an assignment of all or any of the Secured Obligations, the rights hereunder, to the extent applicable to the indebtedness so assigned, may be transferred with such indebtedness. This Agreement shall be binding on the Company and its successors and assigns.

SECTION 14. Changes in Writing

         Neither this Agreement nor any provision hereof may be changed, waived, discharged, or terminated orally, but only in writing signed by the Company and the Secured Party.

SECTION 15. LAW

         THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

SECTION 16. Severability

         If any provision hereof is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (i) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Secured Party in order to carry out the intentions of the parties hereto as nearly as may be possible; and (ii) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.

SECTION 17. Counterparts

         This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                                 DYNAMIC INTERNATIONAL INC.
                                                 (THE "COMPANY")

                                                 By:____________________________
                                                     Name: Marton Grossman
                                                     Title: President and Chief
                                                            Executive Officer

                                                 ACHIM HOLDING CO., INC.
                                                 (THE "SECURED PARTY")

                                                 By:____________________________
                                                      Name: Isaac Grossman
                                                      Title: Treasurer



STATE OF NEW YORK                   )
COUNTY OF KINGS                     )

         On the day of _________________________ before me personally came Marton Grossman, to me known, who being by me duly sworn, did depose and say that he is the President and Chief Executive Officer of DYNAMIC INTERNATIONAL INC., a Nevada corporation; and that he executed the foregoing instrument on behalf of such corporation.

                                                 _______________________________
                                                  Notary Public in and for
                                                  The State of New York
                                                  Name:
                                                  ______________________________
                                                  My Commission Expires:

                                    EXHIBIT A

                             PERFECTION CERTIFICATE
                                       OF
                           DYNAMIC INTERNATIONAL INC.

         The undersigned, the President and chief executive officer of Dynamic International Inc., a Nevada corporation (the "Company"), hereby certifies with reference to the Security Agreement dated as of September 21, 2000 between the Company and to the Secured Party (terms defined therein being used herein as therein defined), as follows:

         1. Names. (a) The exact corporate name of the Company as it appears in its certificate of incorporation is as follows:

                DYNAMIC INTERNATIONAL INC.

         (b) Set forth below is each other corporate name the Company has had since its organization, together with the date of the relevant change:

                DYNAMIC INTERNATIONAL INC., August 2000

         (c) Set forth below is a description of each change by the Company of its identity or corporate structure in any way within the past five years:

                                 Not applicable

         (d) The following is a list of all other names (including trade names or similar appellations) used by the Company or any of its divisions or other business units at any time during the past five years:

                                 Not applicable

         2. Current Locations. (a) The chief executive office of the Company is located at the following address:

         Mailing Address         City                    State
58 Second Avenue                 Brooklyn                NY

         (b) The following are all the locations where the Company maintains any books or records relating to any Accounts:

Name                Mailing Address           City                    State
                    58 Second Avenue          Brooklyn                 NY

         (c) The following are all the locations where Equipment and Inventory of the Company are located:

Name                Mailing Address           City                    State
                    58 Second Avenue          Brooklyn                 NY

         (d) The following are all the places of business of the Company not identified above:

Name                Mailing Address           City                    State
                    58 Second Avenue          Brooklyn                 NY

                                 Not Applicable

         3. Prior Locations. Set forth below is the information required by subparagraphs (a), (b), (c), and (d) of paragraph 2 with respect to each location or place of business maintained by the Company at any time during the past five years: Not Applicable

         4. Unusual Transactions. Except as set forth in Schedule 4, all Accounts have been originated by the Company and all Equipment has been acquired by the Company in the ordinary course of its business.

         5. File Search Reports. [Attached hereto as Schedule 5(A) is a true copy of a file search report from the Uniform Commercial Code filing officer in each jurisdiction identified in paragraph 2 or 3 above with respect to each name set forth in paragraph 1 above.] [Attached hereto as Schedule 5(B) is a true copy of each financing statement or other filing identified in such file search reports. To the best knowledge of the Company, no other financing statements have been filed listing the Company as a debtor and no such filings are pending except in favor of the Secured Party.]

         6. Filings. A duly signed financing statement on Form UCC-l in substantially the form of Schedule 6 hereto has been delivered to the Secured Party for filing in the Uniform Commercial Code filing office in each jurisdiction identified in paragraph 2 hereof.

         7. Filing Fees. The Company agrees to pay all filing fees and taxes payable in connection with the filings described in paragraph 6 above, together with the costs of all UCC search reports.

         IN WITNESS WHEREOF, I have hereunto set my hand this ____ day of October 2000.

                                                Marton Grossman
                                                President and Chief Executive
                                                Officer

                        WAREHOUSING AND SERVICE AGREEMENT


         WAREHOUSE  AND SERVICE  AGREEMENT,  dated as of  September 1, 1996 (the
"Agreement")   between  Achim  Importing,   Co.,  Inc.   ("Achim")  and  Dynamic
International, Ltd., ("Dynamic").

                              W I T N E S S E T H:

         WHEREAS, Achim owns and maintains a warehouse located at 58 Second Avenue, Brooklyn, New York (the "Warehouse"); and

         WHEREAS, Dynamic desires to retain Achim to provide warehousing and general administrative services for Dynamic's exercise equipment and sports bag and luggage importation and distribution business (the "Business"), and Achim is willing to provide such warehousing and general services on the terms and conditions set forth in this Agreement; and

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein, the parties hereto agree as follows:

         1. General Services. Achim shall provide to Dynamic during the term of this Agreement the services described below (the "General Services") on a basis consistent with the type, and level of such General Services currently being provided to the Business. Without limiting the generality of the foregoing, the General Services shall include the following general and administrative functions and services:

         (a) assisting in the maintenance of financial and accounting books and records of the Business;

         (b) preparation of monthly accounts receivable aging schedules;

         (c) handling of all routine collection matters with respect to Dynamic's accounts;

         (d) maintaining accounts payable and accounts receivable ledgers (including all necessary accounting and/or paperwork for sales discounts, chargeback and returns), fixed asset accounts; sales accounts and inventory accounts;

         (e) performing credit checks on customers as requests for orders are received and informing Dynamic of known credit risks;

         (f) providing monthly reports of selling and production levels, inventory levels, stock status, open purchase order reports, book/ship reports and sales analysis relating to the Business;

         (g) assistance in accordance with the conduct of Dynamic's books and records;

         (h) assistance in connection with the printing and stationery needs of the Business; and

         (i) any other miscellaneous account reconciliations and computer generated reports reasonably requested by Dynamic.

         2. Availability of the General Services. The General Services shall be furnished during normal business hours. Achim shall devote only so much time to the General Services as it deems necessary in its sole discretion.

         3. General Services Fee. In consideration for the General Services, Dynamic shall pay to Achim an annual fee (the "General Services Fee") equal to the sum of the following:

         (i) the percentages of Dynamic "invoiced sales" in each year to customers and accounts located within the United States, other than with respect to which payment is to be made by letter of credit, as set forth below:

          Percentage                         Invoiced Sales
          ----------                         --------------
          4.0%                               less than $30,000,000
          3.75%                              $30,000,000 to $39,999,999
          3.5%                               $40,000,000 to $49,999,999
          3.25%                              $50,000,000 to $59,999,999
          3.0%                               $60,000,000 to or more plus

         (ii) 1.5% of Dynamic's invoiced sales in each year to customers and accounts located within the United States, with respect to which payment is to be made by letter of credit; plus

         (iii) 1.0% of Dynamic's invoiced sales in each year to customers and accounts located outside the United States (irrespective of manner of payments).

         The General Services Fee shall be payable monthly within fifteen (15) days following the date of Achim's invoice thereof. Within ninety (90) days following the end of each year during the term hereof, Achim shall submit to Dynamic a statement, in reasonable detail, showing the total General Services Fee payable by Dynamic with respect to such year, less the total of all monthly installment paid on account thereof. To the extent that the General Services Fee shall exceed the sum of monthly installments previously paid for such year, the balance shall be payable by Dynamic to Achim within thirty (30) days thereafter. To the extent that the sum of all monthly installments previously paid for such year shall exceed the General Services Fee for such year, Achim shall apply the excess against monthly installments otherwise payable in respect of the excess to Dynamic within thirty (30) days thereafter. Upon termination of this agreement, Achim shall pay to Dynamic or Dynamic shall pay to Achim, as the case may be, within thirty (30) days, any excess amounts theretofore paid or payable in respect of the General Services Fee through the date of such termination.

         4. Warehousing Services. Achim shall provide to Dynamic during the term of this Agreement warehousing services for the Business, including receiving, storing and shipping of all of Dynamic's merchandise from the Warehouse.

         5. Warehouse Fee. In consideration for the Warehouse Services, Dynamic shall pay to Achim a monthly fee (the "Warehouse Services Fee") equal to three (3%) percent of Dynamic's invoiced sales.

         6. Term. The initial term of this Agreement is for a period of two (2) years and shall commence on or about September 1, 1996. This Agreement shall automatically be renewed from year to year thereafter unless either party shall give written notice to the other at least six (6) months prior to the commencement of any renewal term of its intention not to renew.

         7. Confidentiality. Achim agrees to accept and use all books, records and other information relating to the Business furnished to it by Dynamic solely for the purpose of performing the General Service and the Warehouse Services (together the "Services") as contemplated herein. All books and records relating to the Business shall be kept confidential and Achim shall not intentionally and knowingly communicate such information to any third party (except as authorized by an appropriate officer of Dynamic or otherwise as required by law) and Achim shall use the same efforts that it uses to protect its own confidential information to prevent inadvertent disclosure of any information relating to the Business to any third party.

         8. Illegality and Severability. If application of any one or more of the provisions of this Agreement shall be unlawful under applicable law and regulations, then the parties will attempt in good faith to make such alternative arrangements as may be legally permissible and which carry out as nearly as practicable the intent of the terms of this Agreement.

         9. Relationship. Achim is an independent contractor and nothing contained herein or done pursuant to this Agreement shall be construed as creating a partnership, agency or joint venture. Except as may be otherwise expressly provided in this Agreement, neither party shall become bound by any representation, act or omission of the other party. Achim is solely responsible for hiring, maintaining and firing of all of the employees performing the Services and Achim expressly acknowledges that Dynamic shall have no obligation whatsoever to any of Achim's employees.

         10. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assignee, but neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party, except by operation of law.

         11. Access to Records/Termination. Dynamic and its representatives shall have full and complete access during normal business hours to any and all financial and accounting books and records in Achim's possession which relate to the Business. Upon the termination of this Agreement and for a period of one (1) year thereafter, Achim shall permit Dynamic and it's representatives reasonable access to, and use of, Achim's computerized record systems, subject however, to Achim's own needs, priorities and reasonable allocation of computer availability to Achim in order to retrieve any records relating to the Business.

         12. Entire Agreement Amendment. This Agreement, when it becomes effective, will constitute the entire agreement of the parties hereto. No amendment or modification hereof shall be valid or binding unless made in writing and signed by the party against whom enforcement thereof is sought.

         13. Notice. Any notice, approval, consent, or other communication under this Agreement shall be in writing and shall be considered given when (a) delivered personally, or (b) mailed by registered or certified mail, or by overnight mail or courier service, in any case, return receipt requested, or (c) received by telecopy with a confirming copy sent by overnight mail or courier, return receipt requested the parties at the addresses indicated below (or at such other address as a party may specify by notice to the other pursuant to the terms of this Section 11. Notice given by a party's counsel, if any, shall be considered notice given by that party.

                  If to Achim Importing Co., Inc.:

                       Achim Importing Co., Inc.
                       58 Second Avenue
                       Brooklyn, NY 11215
                       (718) 369-2200
                       (718) 369-2210

                  If to Dynamic International, Ltd.:

                       Dynamic International, Ltd.
                       58 Second Avenue
                       Brooklyn, NY 11215
                       (718) 369-4160
                       (718) 369-4167


         14. Waiver. No course of dealing nor any delay on the part of the Corporation in exercising any rights hereunder shall operate as a waiver of any such rights. No waiver of any waiver or a waiver of any other breach or default.

         15. Binding Effect. If any clause, paragraph, section or part of this Agreement shall be held or declared to be void, invalid or illegal, for any reason, by any court of competent jurisdiction, such provision shall be ineffective but shall not in any way invalidate or affect any other clause, paragraph, section or part of this Agreement.

         16. Governing Law. This Agreement and, unless otherwise provided, all amendments hereof, shall be governed, interpreted and construed in accordance with the laws of the State of New York applicable to agreements entered into and to be performed entirely therein, without regard to conflicts of law and principles thereof.

         17. Headings. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

         IN WITNESS HEREOF, the parties hereto duly executed this Agreement the day and year first above written.

                                                 ACHIM IMPORTING CO., INC.


                                                 By:_________________________

                                                  DYNAMIC INTERNATIONAL, LTD.

                                                  By:_________________________

425 MEADOW STREET   CHICOPEE MA 01013-2135   413.536.1200   WWW.SPALDING.COM
SPORTS WORLDWIDE, INC.


October 27, 2000

Mr. Marton Grossman
DYNAMIC INTERNATIONAL INC.
58 Second Avenue
Brooklyn, New York 11215

Dear Mr. Grossman:

This letter will confirm that the license agreement made and entered into as of the 1st day of October 1997 (the "Agreement") by and between Spalding Sports Worldwide, a division of Spalding & Evenflo Companies, Inc., now known as Spalding Sports Worldwide Inc., ("Spalding") and Dynamic International Inc. ("Company") is hereby amended as follows:

         1. All Articles are deleted from your Agreement except for the "Rotaflex" system effective June 15, 2000.

         The "Rotaflex" system will remain in your Agreement for a test period until September 30, 2001 for North America, Latin America and South America. Based on success of the test period and the achievement of at least $2,000,000 in net sales, and the payment of all royalties and fees due Spalding will extend this amendment for an additional two years with the following minimum guarantees being established.

         October 1, 2001 - September 30, 2002                 $250,000
         October 1, 2002 - September 30, 2003                 $350,000

         2. Royalties due Spalding for the 10/1/98 - 9/30/00 period will be reduced to $80,000 regardless of any prior payments. Payment of the $80,000 must be made upon the execution of this Agreement.

         3. Royalty rate on the "Rotaflex" will be 5% of the net sales and payment against actual sales and must be reported monthly and paid by the 20th of the month following the sale.

         4. Corporate advertising fee is 1% of net sales and will be paid quarterly with the minimum payments.

         5. During the period commencing October 1, 2000 through September 30, 2001 Company will guarantee Spalding a $50,000 minimum payable in equal payments November 25, 2000, January 25, 2001, April 25, 2001 and July 25, 2001.

         6. Non payment of royalties, minimums or corporate fee will be grounds for termination as stated in the Agreement.

                                October 27, 2000

Mr. Marton Grossman
DYNAMIC INTERNATIONAL INC.
58 Second Avenue
Brooklyn, New York 11215

Except as amended herein, the provisions of the Agreement shall remain in full force and effect.

Therefore, I am enclosing two copies of this letter, and I would like you to sign both copies as an officer of the Company to acknowledge your acceptance of the above terms and conditions. After signing, retain one copy for your file and return the second copy to my attention.

Very truly yours,


WILLIAM C. MULDOON
Licensing Controller




ACCEPTED AND AGREED BY:


________________________________
DYNAMIC INTERNATIONAL INC.

DATE:___________________________



CC: Peter Arturi, Stephanie Lawrence

                                LICENSE AGREEMENT

LICENSOR      -       3L ASSOCIATES

LICENSEE      -       DYNAMIC INTERNATIONAL, INC.

DATE          -       September 1, 2000

PRODUCTS      -       Luggage and Luggage Accessories








                                  LESLIE TRAGER
                                 230 Park Avenue
                            New York, New York 10169
                                 (212) 684-2210

                                LICENSE AGREEMENT
                                  3L ASSOCIATES
                                      with
                           DYNAMIC INTERNATIONAL, INC.

                                TABLE OF CONTENTS

                                                             Page
                                                             No.
--------------------------------------------------------------------------------
1.       Definitions                                          1
2.       Duration                                             2
3.       Grant of License                                     2
4.       Royalty                                              3
5.       Trademark Rights                                     4
6.       Standards of Adolfo Merchandise                      5
7.       Inspection                                           6
8.       Rights on Termination of Agreement                   7
9.       Competition                                          8
10.      Protection of Licensed Mark                          8
11.      Advertising and Promotion                            8
12.      Good Will                                            9
13.      Indemnification                                      9
14.      Default                                              10
15.      Renewal Option                                       13
16.      Licensor and Licensee Representations
                  and Warranties                              14
17.      Trademark Proprietor Approval                        15
18.      Notices                                              15
19.      Entire Agreement and Changes                         15
20.      No Partnership, Joint Venture or Agency              15
21.      Controlling Law                                      16
22.      Waiver                                               16
23.      Captions                                             16
24.      Assignment                                           16
25.      Counterparts                                         16
APPROVAL OF SUBLICENSING AGREEMENT                            18
EXHIBIT A                                                     19

                                LICENSE AGREEMENT

AGREEMENT made as of this 1st day of September, 2000, between

3L ASSOCIATES,      a New York limited  partnership with its principal office at
                    730 Fifth Avenue, Suite 905, New York, New York 10019 and a mailing address at 101 W. 55th Street, Suite 5-K, New York,
                    New York 10019 (the "Licensor")

                                      -and-

DYNAMIC
INTERNATIONAL, INC. with its principal office at 58 Second Avenue, Brooklyn, New
                    York 11215 (the "Licensee");

                                    Recitals

         Adolfo, Inc. is the owner of, and has registered with the United States Patent and Trademark Office under registration numbers 874,745 and 1,268,557, the trademark "ADOLFO" (the "Licensed Mark") as applied to high-fashioned products. Adolfo, Inc. has granted to Adolfo Enterprises, Inc. the right to use and license the use of the Licensed Mark, and Adolfo Enterprises, Inc. has granted to Licensor an exclusive license to use the Licensed Mark and its derivatives in the manufacture, distribution, sale and licensing of certain merchandise. Licensee desires to advertise, manufacture, or have manufactured for it, merchandise, promote, distribute and sell certain merchandise bearing the Licensed Mark, and Licensor is willing to grant Licensee such a license.

         NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, it is agreed as follows:

         1. Definitions - As used in this Agreement, the terms set forth below shall have the meanings hereinafter specified:

         (a) "Merchandise" shall mean those items set forth in Exhibit "A", attached hereto.

         (b) "Adolfo Merchandise" shall mean Merchandise in connection with which the Licensed Mark is used for the advertising, merchandising, promotion, distribution or sale of such a sale.

         (c) "Net Sales" shall mean the invoiced amounts of Adolfo Merchandise shipped by Licensee, less returns, normal trade discount, any discount for anticipation if taken by purchaser and freight and insurance charges. No deduction shall be made for other discounts or uncollectible accounts. No costs incurred in the manufacture, sale, or exploitation of Adolfo Merchandise shall be deducted in determining Net Sales.

         (d)   "Marketing"   shall   mean   the   manufacturing,    advertising,
merchandising, promotion, distribution and sale of Adolfo Merchandise, or any one or more of such activities with respect to Adolfo Merchandise.

         2. Duration - This Agreement shall commence on September 1, 2000 hereof (the "Commencement Date") and shall continue until March 31, 2003, subject to renewal pursuant to Paragraph 15.

         3. Grant of License -

         (a) Licensor grants to Licensee a license to use the Licensed Mark in the United States, its territories and possessions (the "Territory") in the Marketing of Adolfo Merchandise for the duration of this Agreement, or until this Agreement is sooner terminated as hereinafter set forth.

         (b) Licensee shall notify Licensor of any and all infringements or imitations of the Licensed Mark in connection with any other person's merchandise whenever such infringement or imitation shall come to Licensee's attention. After receipt of a notice from Licensee, Licensor shall take action to stop the infringement or imitation complained of by Licensee as may reasonably be appropriate. If, in Licensee's opinion, Licensor fails to take adequate action within thirty (30) days of receipt of notice, Licensee may take, at its sole expense, any action, including the filing of suit, as it deems appropriate to stop such infringement or imitation.

         (c) Licensee agrees that it will only use the Licensed Mark in connection with the Marketing of Adolfo Merchandise.

         (d) Licensee shall use its best efforts to manufacture and sell Adolfo Merchandise consistent with good business practices. Licensee shall not tie the sale of any Adolfo Merchandise to the sale of any other products of Licensee or of its subsidiary or affiliated corporations.

         (e) Licensee shall not engage in Marketing as Adolfo Merchandise any merchandise or products not expressly listed in paragraph 1 (a).

         4. Royalty -

         (a) Each of the Time Periods listed in subparagraph (c) of this Paragraph 4 shall, for the purpose of this Agreement, constitute separate fiscal periods (each of which is hereinafter referred to as an "Annual Period").

         (b) Licensee shall pay to Licensor a Royalty of six (6%) percent of Net Sales during each Annual Period (the "Royalty).

         (c) Licensee guarantees a minimum payment on account of the Royalty due to Licensor (the "Annual Guarantee") for each of the Annual Periods in the following amounts (as referred to hereinafter, "Annual Guaranteed Sales" shall mean the applicable amount of Net Sales that results in a Royalty equal to the applicable Annual Guarantee):

                              Annual                   Annual
         Time Period          Period                   Guarantee

September 1, 2000             First                    $25,000
to March 31, 2002

April 1, 2002                 Second                    25,000
to March 31, 2003

         (d) Within thirty (30) days following the close of each three (3) month period during each Annual Period of this Agreement (the "Quarterly Period") , [except that the period from commencement of this Agreement to March 31, 2001 shall be deemed the first Quarterly Period and the period from April 1, 2001 to September 30, 2001 shall be deemed the second Quarterly Period for the purposes of this paragraph 4 (d) of this Agreement], Licensee shall pay to Licensor on account of the Royalty due to Licensor with respect to each of the Annual Periods the greater of either

         (i) the amount by which the product of (A) one quarter (1/4) of the Annual Guarantee set forth in Paragraph 4 (c) hereof (the "Quarterly Guarantee") , times' (B) the number of completed Quarterly Periods during the applicable Annual Period, exceeds (C) the sum of the aggregate Royalties and Quarterly Guarantees theretofore paid by Licensee during such Annual Period; or

         (ii) the amount by which the Royalty payable pursuant to Paragraph 4(b) of this Agreement from the beginning of the applicable Annual Period through the end of the most recently completed Quarterly Period exceeds the sum of the aggregate Royalties and Quarterly Guarantees theretofore paid by Licensee during such Annual Period.

         Notwithstanding the provisions of this subparagraph (d) for each calendar quarterly period from the Commencement Date, Licensee shall deliver to Licensor statements of sales as provided in subparagraph (f) below and shall pay Licensor the amounts set forth above.

         (e) Simultaneously with the execution of this Agreement, Licensee shall deliver and pay to Licensor Six Thousand Two Hundred Fifty ($6,250) Dollars on account of the first Quarterly Guarantee which shall become due and payable during the First Annual Period.

         (f) Licensee shall furnish to Licensor, not later than thirty (30) days following the close of each Quarterly Period (or portion thereof in the event of prior termination for any reason) a statement signed by a duly authorized officer of Licensee, and certified as accurate, reporting the amount of Net Sales for the quarter then ended. Such statement shall show, for the period covered, the total amount of gross sales of all Adolfo Merchandise sold, the amount of discounts and credits for returns which may be deducted from gross sales, a computation of the amount of the Royalty payable hereunder for such period, the names of Licensee's customers, the amounts sold to each and the prices thereof. Such statement shall be furnished to Licensor whether or not any Adolfo Merchandise has been sold during the period for which the statement is due; and if no sales were made during the period, the statement shall so state.

         (g) Licensee shall furnish to Licensor, not later than sixty (60) days following the close of each Annual Period (or portion thereof in the event of prior termination for any reason), a statement, signed by its chief financial-officer, and certified as accurate, setting forth the Net Sales of Adolfo Merchandise by Licensee during such Annual Period, and the names of Licensee I s customers.

         (h) All payments to be made to Licensor under this Agreement shall be timely paid when due, and if not so paid Licensee shall pay interest on any late payment from and including the date the payment first became due until the date such amount is paid in full at a rate of two (2%) percent per annum above the prime rate being charged by Chase Manhattan Bank of New York City to its most credit worthy borrowers as of the close of business on the date the payment first became due.

         5. Trademark Rights -

         (a) Licensee shall not file an application for a trademark in, or seek to register or obtain any right, title or interest in the name or mark "ADOLFO", or any combination of words or names used in conjunction with "ADOLFO" or any facsimile thereof, any place in the world other than as a Licensee as expressly provided for in this Agreement, or any mark confusingly similar to the name or mark "ADOLFO".

         (b)  Sales  by  Licensee  shall  be  deemed  to have  been  made by the

Trademark Proprietor, as hereinafter defined in paragraph 18, for purposes of trademark registration and all uses of the Licensed Mark by Licensee shall inure to the benefit of the Trademark Proprietor.

         6. Standards of Adolfo Merchandise -

         (a) Adolfo Merchandise shall at all times be of high quality and shall be manufactured and sold with materials, designs, styling, packaging and sales promotion appropriate for high quality products of that type of merchandise.

         (b) Except as provided in subparagraph 6 (f) herein, the Licensed Mark shall be prominently displayed on all packaging, hang tags, boxes and labels of Adolfo merchandise (the Package").

         (c) Licensor shall have the right to approve, which approval shall not be unreasonably withheld, the styles, designs, contents, workmanship, and quality of all Adolfo Merchandise and related Packages to insure that Adolfo Merchandise manufactured, sold or distributed hereunder enhances and preserves the reputation and prestige of the name "Adolfo,, as a designation for high quality products.

         (d) Licensee shall submit to Licensor, free of charge, four items of Adolfo Merchandise, two (2) samples of each (i) design, (ii) swatch of materials, (iii) each completed product and (iv) each Package, if any, for the approval of Licensor and Adolfo. Licensor shall notify Licensee promptly of any deficiency in any design, materials, workmanship or quality of any sample of Package submitted by Licensee. Any samples or Packages not disapproved by Licensor within ten (10) days after receipt by Licensor and Adolfo shall be deemed approved.

         (e) Licensee agrees that all items to be sold as Adolfo Merchandise and its related Package will be at least equal in quality to the samples and Packages submitted to Licensor, and Licensor's approval of such samples and Packages shall establish the quality standard for the product required by this Agreement. Adolfo Merchandise and the Packages also shall conform to all applicable federal, state and local laws, rules and regulations including but not limited to, the Textile Fiber Products Identification Act and the Flammable Fabrics Act.

         (f) Upon receipt of a notice from Licensor  pursuant to  subparagraph 6
(d) hereof setting forth the quality deficiencies of sample or Package, Licensee shall remedy such deficiencies in the Adolfo Merchandise represented by the deficient sample or Package prior to its use or sale or, at its option, Licensee may dispose of any finished Adolfo Merchandise represented by the deficient sample or Package as "off -quality" merchandise on a "sale" basis. Whenever such "off-quality" merchandise is sold as aforesaid, no use of or reference to the Licensed Mark shall be made in connection with any advertising, publicity, labeling, wrapping or packaging with respect to any such sales. Also, in accordance with practice in the trade, Licensee shall notify its customers to assure compliance by them with the requirements of the preceding sentence. Licensee shall be deemed to have met this obligation by its removal of all labels, tags and marks which would identify the goods as Adolfo Merchandise and by placing the following legend on all purchasers, invoices for such goods:

                    "Purchaser agrees that it will not use the name 'Adolfo' or the legend designed by Adolfo, or any other phrase or statement using the name 'Adolfo, on any advertising, publicity, labeling, wrapping or packaging with respect to the merchandise listed hereon."

         (g) Licensee recognizes the value of the Adolfo trademark for better quality merchandise and therefore agrees to maintain that quality reputation by selling Adolfo Merchandise to better quality department and specialty stores and all other stores which retail goods carrying the Adolfo brand from other Adolfo licensees at the present time and not in any manner which would injure the quality reputation of the Licensed Mark.

         7. Inspection -

         (a) Licensee shall maintain separate books and records covering all transactions relating to the License hereby granted. Licensee shall prepare and maintain in accordance with generally accepted accounting practice, accurate books of accounts and records covering all transactions relating to the license hereby granted. Licensor and its duly authorized representatives shall have the right, upon not less than two. (2) days prior notice during regular business hours for the duration of this Agreement and for two (2) years thereafter, to examine at its own expense such books of accounts and records and all other documents and material in the possession or under the control of Licensee relating to the subject matter of this Agreement. Notwithstanding the foregoing, if any examination by the Licensor or its duly authorized representative reveals that any annual statement of Net Sales previously submitted by Licensee pursuant to subparagraph 4 (f) of this Agreement is deficient by five (5%) percent or more, within ten (10) days after submission of a report of the deficiency, Licensee shall pay Licensor the deficiency, whether more or less than five (5%) percent, together with the reasonable costs of the examination.

         (b) Licensor and its duly authorized representatives shall have the right, upon not less than two (2) days prior notice during normal business hours for the duration of this Agreement, to inspect all facilities owned by Licensee and utilized in the process of Marketing Adolfo Merchandise.

         (c) Licensee shall furnish to Licensor upon request the name and address of each of its contractors for Adolfo Merchandise and the name and address of, and number of labels ordered from, each of its suppliers of labels.

Upon request Licensee shall notify each of such sources of Adolfo Merchandise and 'of labels for Adolfo Merchandise to provide Licensor with such information as Licensor may reasonably request.

         8. Rights on Termination of Agreement - Upon the expiration of this Agreement at the end of the term hereof or any renewal or extension thereof (collectively the "Term") or upon the earlier termination of this Agreement for any reason pursuant to Paragraph 14 ("Early Termination") , the following provisions shall apply to Licensee:

         (a) Licensee shall forthwith discontinue the use of the Licensed Mark and thereafter shall no longer use or have the right to use the Licensed Mark or any variation or simulation thereof; provided, however, that for a period of ninety (90) days after the expiration of the Term of this Agreement, or for a period of sixty (60) days after Early Termination, the Licensee shall be entitled to sell and dispose of the inventory (including raw materials and work in process) of Adolfo Merchandise on hand on the, date of such expiration or termination, as the case may be, subject to (i) payment of Royalty on Net Sales made during the applicable period, and (ii) its maintenance of the standards of production pursuant to paragraph 6 and other covenants of this Agreement.
Licensee no later than 90 days from the date of termination shall deliver to Licensor payment of all royalties due pursuant to this paragraph together with a statement for this period complying with the provisions of paragraph 4(F) of this Agreement.

         (b) Licensor shall have the immediate right of Marketing Adolfo Merchandise under any license agreement to any party or parties, in whole or in part, with respect to any of the rights herein granted to Licensee. Licensor shall also have the right ninety (90) days prior to termination to allow a new Licensee to commence marketing Adolfo merchandise.

         (c) Licensee shall within twenty (20) days after the date of expiration or Early Termination furnish Licensor with (i) a statement of its existing inventories of finished Adolfo Merchandise and raw materials on hand, in transit or in process showing the quantity, styles and location thereof; (ii) a statement of the name, address and quantity ordered but undelivered as of the date of expiration or termination from each of Licensee's suppliers, contractors or other sources of completed Adolfo Merchandise or of goods and materials therefor. If Licensee fails to furnish Licensor with the statements of inventory, work in process, and materials ordered but undelivered, Licensee shall forfeit the right to sell and dispose of its inventory of Adolfo Merchandise authorized in subparagraph (a) above.

         (d) Licensee shall either destroy or, at the option of the Licensor, sell at cost to Licensor any and all labels, hang tags or other method used to identify its products as Adolfo Merchandise at the end of the applicable period.

         (e) The provisions of Paragraph 8, Paragraph 4 ("Royalty"), Paragraph 7

("Inspection"), Paragraph 10 ("Protection of Licensed Mark"), Paragraph 12 ("Good Will"), and Paragraph 13 ("Indemnification") shall survive the expiration of the Term or Early Termination of this Agreement.

         9. Competition - Licensor shall not, directly or indirectly, manufacture or sell, or license the manufacture or sale, of Adolfo Merchandise during the term of this Agreement in the Territory in competition with Licensee. Except with respect to Adolfo Merchandise in the Territory, Licensor may license other firms, partnerships, ventures, individuals and corporations to use the Licensed Mark in connection with any other products, both within and outside the Territory. Licensor reserves all rights to the Licensed Mark except as specifically granted herein to the Licensee.

         10. Protection of Licensed Mark -

         (a) Licensee shall not do any act which it has a reasonable basis to believe shall or of which it is notified by Licensor may, infringe upon or adversely affect the validity of the Licensed Mark or depreciate or dilute the value or reputation of the Licensed Mark.

         (b) Licensee agrees that no other name or names shall be cojoined or used in connection with the Licensed Mark in any advertising, publicity, labeling, wrapping or packaging utilized by Licensee in connection with Adolfo merchandise, except as Licensor may approve in writing.

         11. Advertising and Promotion -

         (a) All labels, publicity, displays, advertising and promotional material referring to the Licensed Mark or to Adolfo Merchandise under the control of Licensee (the "Advertising") shall be subject to Licensor's approval, which approval shall not be unreasonably withheld. The Licensed Mark shall be used in all Advertising accompanied by a registration notice such as an R, in a circle, or other recognized notice. Licensee shall submit to Licensor a copy of all Advertising prior to its use by Licensee. If Licensor shall give Licensee notice of disapproval of such Advertising within ten (10) days after receipt thereof, Licensee shall not use or distribute such Advertising. The failure of Licensor to give notice of disapproval within such ten (10) day period shall be deemed to constitute its approval. Licensor's approval shall release Licensee from any claims by Licensor that such use failed to preserve and protect Licensor's rights in the Licensed Mark.

         (b) Licensee agrees to prominently display the Licensed Mark in each of its offices, showrooms, merchandising or display locations where the name of the Licensee is displayed or where Adolfo Merchandise is sold, promoted or distributed. Licensee shall not use the Licensed Mark upon any of its stationery, billheads, invoices or other printed matter or literature, without the prior written approval of Licensor, which approval shall not be unreasonably withheld. In the event Licensor shall reasonably deem any such use unacceptable,

Licensor may give notice to Licensee  setting  forth the  deficiency  within ten
(10) days after Licensee's delivery to Licensor of a sample of any such matter. If no such notice is given, the sample-shall be considered approved by Licensor.

         12. Good Will - Licensee acknowledges that the Licensed Mark has acquired a valuable secondary meaning and good will with the public, and that products bearing the Licensed Mark have acquired a reputation of fine quality and style. Accordingly, Licensee undertakes and agrees not to use the Licensed Mark in any manner whatsoever which, directly or indirectly, would derogate or detract from its reputation. Licensee recognizes that the undertaking on its part set forth in this paragraph represents a major inducement and consideration for Licensor to enter into this Agreement.

         13. Indemnification -

         (a)  Licensee  shall  indemnify  and hold  (i)  Licensor,  (ii)  Adolfo
Enterprises, Inc. and (iii) Adolfo, Inc. (collectively the "Indemnitees") harmless of and from any and all liabilities, claims, causes of action suits, damages and expenses (including reasonable attorneys, fees and expenses) for which the Indemnitees may become liable or may incur or be compelled to pay in or as a result of any action or claim, except for claims under subparagraph13
(c) , for or by reason of any acts, whether of omission or commission, that may be committed or suf f ered by Licensee or any of its servants, agents or employees in connection with Licensee's performance of this Agreement. In the event of any such action or claim, each party shall be given notice thereof by the other and the Indemnitees and Licensee shall each have the opportunity to defend against any such action or claim.

         (b) Licensee agrees to carry product liability insurance with limits of liability of $3,000,000 per accident and $1,000,000 per person, to name Licensee as an insured and the Indemnitees as additional insureds as their respective interests may appear and to furnish each of the Indemnitees with a certificate of such insurance coverage. Such insurance policy will provide for at least thirty (30) days prior written notice to each Indemnitee of the cancellation or substantial modification thereof. Such insurance may be obtained by Licensee in conjunction with a policy of products liability insurance which covers products other than Adolfo Merchandise. Licensee shall, from time to time upon reasonable request by Licensor, promptly furnish to Licensor evidence of maintenance of such insurance policy. Nothing contained in this sub-paragraph shall be deemed to limit in any way the indemnification provisions of subparagraph 13 (a).

         (c) Licensor shall indemnify and hold Licensee harmless of and from any and all liabilities, claims, causes of action, suits ' damages and expenses, (including reasonable attorney's fees and expenses) , for which Licensee may become liable or may incur or be compelled to pay in or as a result of any action or claim for or by reason of any acts, whether of omission or commission, that may be committed or suffered by Licensor or any of its servants, agents or employees in connection with (i) the infringement of any other person's claimed right to use the Licensed Mark in the Territory resulting from Licensee's use of the Licensed Mark therein in accordance with the terms of this Agreement and
(ii) Licensor's performance of this Agreement. In the event of any such action or claim, each party shall be given notice thereof by the other and the Licensee and the Licensor shall each have the opportunity to defend against any such action or claim.

         14. Default -

         (a) Licensor, at its option, upon notice to Licensee, may terminate this Agreement whenever any one of the following events ("Event of Default") shall occur:

         (i)  Licensee  shall  fail to make  payment  of  Royalty  or  Quarterly

Guarantee or Annual Guarantee punctually when due, and such default shall continue uncured for ten (10) days after notice thereof has been given by Licensor to Licensee; or

                    (ii) Licensee shall fail to perform any of the terms, conditions, agreements or covenants in this Agreement on its part to be performed, and such default shall continue uncured for thirty (30) days after notice thereof has been given by Licensor to Licensee; or

                    (iii) Licensee shall discontinue its business or shall cease to manufacture, sell or distribute Adolfo Merchandise; or

                    (iv) Licensee shall be restrained, prevented or hindered from transacting a substantial part of its business by reason of a judgment, decree, order, rule or regulation of any court, or of any administrative or governmental authority or agency, which is not bonded or stayed within sixty (60) days after filing.

         (b) This Agreement shall terminate automatically whenever any one of the following Events of Default shall occur:

                    (i) Licensee shall file a petition in bankruptcy, or shall be adjudicated a bankrupt, or a petition in bankruptcy shall be filed against Licensee which is not dismissed or stayed within sixty (60) days after filing; or

                    (ii) Licensee shall be insolvent, or shall admit its inability to pay its debts as they come due in Licensee's regular course of business; or

                    (iii) Licensee shall make an arrangement with its creditors, or shall make an assignment for the benefit of its creditors, or a receiver, custodian, trustee or liquidator shall be appointed for Licensee or its business.

         (c) No assignee for the benefit of creditors, receiver, custodian, trustee in bankruptcy, liquidator, sheriff or any other officer of the court or official charged with taking over custody of Licensee's assets or business shall have any right to continue, this Agreement or to exploit 'or in any way use the Licensed Mark if this Agreement terminates pursuant to subparagraph 14 (b).

         (d) Notwithstanding the provisions of subparagraph 14 (c), in the event that, pursuant to the Bankruptcy Code or any amendment or successor thereto (the

"Code") , a trustee in bankruptcy of Licensee or Licensee, as debtor, is permitted to assign this Agreement and does so and, thereafter, desires to assign this Agreement to a third party, which assignment satisfies the requirements of the Code, the trustee or Licensee, as the case may be, shall notify Licensor of same in writing. Such notice shall set forth the name and address of the proposed assignee, the proposed consideration for the assignment and all other relevant details thereof. The giving of such notice shall be deemed to constitute an offer to Licensor to have this Agreement assigned to it or to its designee for such consideration, or its equivalent in money, and upon such terms as are specified in the notice. The aforesaid option shall be exercisable only by written notice given to the trustee or Licensee, as the case may be, by Licensor within f if teen (15) days after Licensor's receipt of the notice from such party. If Licensor fails to give its notice to such party within the said fifteen (15) days, such party may complete the assignment referred to in its notice, but only if such assignment is to the entity named in said notice and for the consideration and upon the terms specified therein. Nothing contained herein shall be deemed to preclude or impair any rights which Licensor may have as a creditor in any bankruptcy proceeding.

         (e) Notwithstanding any provision to the contrary contained in this Agreement, the default or dishonor by Licensee or Licensee's bank of the payment to be made to Licensor pursuant to subparagraph 4 (e) hereof shall permit Licensor, upon written notice to Licensee, to immediately terminate this Agreement.

         (f) In the event this Agreement is terminated by Licensor pursuant to this Paragraph 14, neither Licensee nor its receivers, representatives, trustees, agents, administrators, successors and/or assigns, shall have any right to exploit or in any way use the Licensed Mark in connection with the advertising, promotion or sale-of the Adolfo Merchandise, or otherwise, except that this Paragraph 14(f) shall in no way limit the rights granted to Licensee in Paragraph 8 hereof.

         (g) Notwithstanding the Early Termination of this Agreement in accordance with this Paragraph 14, Licensor shall have the right (i) to recover any unpaid Royalty or Quarterly Guarantee or Annual Guarantee payable by Licensee pursuant to this Agreement, (ii) to exercise any rights or remedies it may have against Licensee in equity, including the right to specific performance and (iii) to recover from Licensee as liquidated damages percentages of the Annual Guarantees that would have become due and payable to the end of the term of this Agreement as follows:

                    -one hundred (100%) percent of the balance of the Annual Guarantee for the Annual Period during which the Agreement was terminated and the Annual Guarantee for the first subsequent Annual Period, if any;

                    -fifty (50%) percent of the Annual Guarantee for the second subsequent Annual Period, if any; and -twenty-five (25%) percent of the Annual Guarantee for the third subsequent Annual Period, if any.

         In arriving at this formula for computing liquidated damages, the Licensor and Licensee have considered, among other factors, Licensor's substantial investment in the Licensed Mark, the uncertainty of Licensor's ability to relicense the Licensed Mark for the Merchandise; and, if relicensed, the uncertainty as to whether Licensor can relicense the Licensed Mark for the Annual Guarantees specified herein.

         (h) Licensee shall pay Licensor all expenses and reasonable attorneys, fees incurred by Licensor (i) in the enforcement of its rights under this Agreement and/or (ii) in effecting collection of unpaid amounts of Royalty, Annual Guarantees or other damages hereunder.

         15. Renewal Option -

         (a) If the Licensee is not in default of any of the terms, conditions or covenants of this Agreement beyond any applicable cure period, this Agreement shall be automatically extended for an additional four (4) years commencing on April 1, 2003 and terminating on March 31, 2007, unless Licensor receives notice prior to September 30, 2002 of the Licensee's intention not to continue this Agreement for such extended term.

         (b) If this Agreement shall be extended pursuant to subparagraph (a) o f this paragraph, then during such extended term, the terms, conditions and covenants of this Agreement shall remain in full force and effect, except that the Annual Guarantee, referred to in subparagraph 4 (c) of this Agreement, for each successive Annual Period shall be as follows:

                                  Annual               Annual
         Time Period              Period               Guarantee

         April 1, 2003            Third                $100,000
         to March  31, 2004

         April 1, 2004            Fourth                100,000
         to March 31, 2005

         April 1, 2005            Fifth                 100,000
         to March 31, 2006

         April 1, 2006            Sixth                 100,000
         to March 31, 2007

         (c) If the Licensee is not in default of any of the terms, conditions or covenants of this Agreement beyond any applicable cure period, this Agreement shall be automatically extended for a second additional four (4) years commencing on April 1, 2007 and terminating on March 31, 2011, unless Licensor received notice prior to September 30, 2006 of the Licensee's intention not to continue this Agreement for such extended term.

         (d) If this Agreement shall be extended pursuant to subparagraph (c) of this paragraph, then during such extended term, the terms, conditions and covenants of this Agreement shall remain in full force and effect, except that the Annual Guarantee, referred to in subparagraph 4 (c) of this Agreement, for each successive Annual Period shall be as follows:

                                             Annual              Annual
                  Time Period                Period              Guarantee

                  April 1, 2007              Seventh              $150,000
                  to March  31, 2008

                  April 1, 2008              Eighth                150,000
                  to March 31, 2009

                  April 1, 2009              Ninth                 150,000
                  to March 31, 2010

                  April 1, 2010              Tenth                 150,000
                  to March 31, 2011

         16. Licensor and Licensee Representations and Warranties -

         (a) Licensor represents and warrants that:

         (1) The license granted to Licensor to use the Licensed Mark in the Marketing of Adolfo Merchandise and the Licensed Mark itself, are in full force and effect;

         (2) Licensor has full power and authority to enter into this Agreement and the terms of this Agreement do not violate the terms of the license agreement between Licensor and Adolfo Enterprises, Inc.. or between Adolfo, Inc. and Adolfo Enterprises, Inc.;

         (3) The Licensor has not  violated  its license  agreement  with Adolfo

Enterprises, Inc. and agrees that it will perform all of its obligations thereunder; and

         (4) The registration of the Licensed Mark in the United States Patent and Trademark office is in full force and effect, and there are no known infringements thereof relating to the Merchandise.

         (5) In the event that a court should find that Licensor has breached any warranty, Licensor shall not be liable for any incidental or consequential damages.

         17. Trademark Proprietor Approval - This Agreement is subject to the approval of Adolfo, Inc. and Adolfo Enterprises, Inc. (collectively the "Trademark Proprietor") . The Trademark Proprietor has authorized the Licensor to exercise on their behalf all rights necessary for the protection of the Licensed Mark in accordance with trademark law. The Licensee recognizes that the Trademark Proprietor retains a continuing duty in accordance with trademark law to do so also and agrees that the Trademark Proprietor may exercise directly the rights herein granted to the Licensor by Licensee.

         18. Notices - All reports, communications, requests or notices required or permitted by this Agreement to be given to a party shall be in writing and shall be deemed to be duly given if hand delivered, mailed by certified or registered mail, return receipt requested, or delivered by Post Office Express Mail or Federal Express, to the party concerned at its address as set forth on page 1 hereof with a copy to be mailed as follows:

Notice to Licensee:                            Notice to Licensor:

Dynamic International, Inc.                    Leslie Trager, Esq.
58 Second Avenue                               230 Park Avenue
Brooklyn, NY 11215                             New York, NY 10169

Either party may change the address to which such reports, communications, etc. shall be sent by notice to the other party. Notices may be given by the attorney for a party.

         19. Entire Agreement and Changes - All prior oral or written representations, undertakings and agreements had between the parties with respect to the sub-subject matter of this Agreement are merged herein, and this instrument alone fully and completely expresses the agreement between them. This Agreement may not be changed, modified, terminated or extended except by a written instrument signed by Licensor, Licensee and the Trademark Proprietor.

         20. No Partnership, Joint Venture or Agency - Nothing herein contained shall be construed to constitute the parties hereto as partners or as joint venturers, or as agent of the other and Licensee shall have no power to obligate or bind Licensor in any manner whatsoever in its relationships with Licensee's suppliers, contractors, customers, employees, agents or otherwise.

         21. Controlling Law - This Agreement shall be considered as having been entered into in the State of New York and shall be governed and construed in accordance with the laws of that state. Licensor and Licensee agree that any claim or cause of action between the parties arising out of or in connection with this Agreement shall have exclusive jurisdiction and venue in the Supreme Court of the State of New York, County of New York, or the United States District Court for the Southern District of New York, whichever is proper. In the event any provision of this Agreement is, or is held by any court of competent jurisdiction, to be invalid, the remaining provisions of this Agreement shall continue and remain in full force and effect as if such invalid provision had been omitted.

         22. Waiver - No waiver by either party, whether express or implied, of any provision of this Agreement, or of any breach or default, shall constitute a continuing waiver of such provisions or of any other provisions of this Agreement. Acceptance of Royalty or other payments by Licensor shall not be deemed a waiver of any violation of or default in any of the provisions of this Agreement by Licensee.

         23. Captions - All paragraph titles or captions contained in this Agreement are for convenience only and should not be deemed part of the context of this Agreement

         24. Assignment - Neither this Agreement nor the license nor any other rights granted hereunder, including any marketing or distribution rights, may be assigned, sublicensed or transferred by Licensee [except as specifically provided in subparagraph 14(d)] and any attempted assignment or sublicense, whether voluntary or by operation of law, directly or indirectly, shall be void and of no force or effect. Except as otherwise provided herein, this Agreement shall inure to the benefit and shall be binding upon the parties and their respective successors and assigns.

         25. Counterparts - This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                         3L ASSOCIATES, Licensor



                                      By:_______________________________________


                                         DYNAMIC INTERNATIONAL, INC., Licensee



                                        By:_________________________________
                                            Marton B. Grossman
                                            President

                       APPROVAL OF SUBLICENSING AGREEMENT

         We hereby approve the foregoing sublicense agreement between 3L ASSOCIATES and DYNAMIC INTERNATIONAL, INC.

         Adolfo Enterprises, Inc. represents and warrants that it has not violated the License Agreement with Adolfo Inc. and agrees that it will perform all of its obligations thereunder.

                                        ADOLFO, INC.



                                        By:_____________________________________

                                        ADOLFO ENTERPRISES, INC.



                                        By:_____________________________________

                                    EXHIBIT A

         Trunks, luggage, tote bags, duffles, sport bags, luggage accessories.

                                         3L ASSOCIATES



                                         By:____________________________________

                                         DYNAMIC INTERNATIONAL, INC.



                                         By:____________________________________
                                             Marton B. Grossman
                                             President

                                     BY-LAWS

                                       OF

                           DYNAMIC INTERNATIONAL, INC.
                             (a Nevada Corporation)

                               ARTICLE I - OFFICES


The office of the Corporation shall be located in the City, and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time, determine.


                      ARTICLE II - MEETING OF STOCKHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the stockholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2- Special Meetings:

Special meetings of the stockholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of a majority of the shares then outstanding, and entitled to vote thereat, or as otherwise required under the provisions of the Nevada Corporations, Partnership and Associations Law.

Section 3 - Place of Meetings:

All meetings of stockholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waivers of notice of such meetings.

Section 4 - Notice of Meetings:

(a) Except as otherwise provided by statute, written notice of each meeting of stockholders, whether annual or special, stating the time and place it is to be held, shall be served either personally or by mail, not less than ten or more than sixty days before the meeting, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If at any meeting action is proposed to be taken that would, if taken, entitle stockholders to receive payment for their shares pursuant to Statute, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be directed to each such shareholder at his address as it appears on the records of the stockholders of the Corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notices intended for him be mailed to the address designated in such request.

(b) Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting, in person or by proxy, and submits a signed waiver of notice either before or after such meeting. Notice of any adjourned meeting of stockholders need not be given, unless otherwise required by statute.

Section 5 - Quorum:

(a) Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation, at all meetings of stockholders of the Corporation, the presence at the commencement of such meetings in person or by proxy of stockholders holding of record a majority of the total number of shares of the Corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) Despite the absence of a quorum at any annual or special meeting of stockholders, the stockholders, by a majority of the votes cast by the holders of shares entitled to vote thereon, may adjourn the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted at the meeting as originally called if a quorum had been present.

Section 6 - Voting

(a) Except as otherwise provided by statute or by the Certificate of Incorporation, any corporate action, other than the election of directors to be taken by vote of the stockholders, shall be authorized by a majority of votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon.

(b) Except as otherwise provided by statute or by the Certificate of Incorporation, at each meeting of stockholders, each holder of record of stock of the Corporation entitled to vote thereat, shall be entitled to one vote for each share of stock registered in his name on the books of the Corporation.

(c) Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his attorney-in-fact thereunto duly authorized in writing. No proxy shall be valid after the expiration of eleven months from the date of its execution, unless the persons executing it shall have specified therein the length of time it is to continue in force. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

(d) Any resolution in writing, signed by a majority of the stockholders entitled to vote thereon, shall be and constitute action by such stockholders to the effect therein expressed, with the same force and effect as if the same had been duly passed at a duly called meeting of stockholders and such resolution so signed shall be inserted in the Minute Book of the Corporation under its proper date.

                        ARTICLE III - BOARD OF DIRECTORS

Section 1 - Number, Election and Term of Office:

(a) The number of the directors of the Corporation shall be two unless and until otherwise determined by vote of a majority of the entire Board of Directors. The number of Directors shall not be less than one.

(b) Except as may otherwise be provided herein or in the Certificate of Incorporation, the members of the Board of Directors of the Corporation, who need not be stockholders, shall be elected by a majority of the votes cast at a meeting of stockholders, by the holders of shares, present in person or by proxy, entitled to vote in the election.

(c) Each director shall hold office until the annual meeting of the stockholders next succeeding his election, and until his successor is elected and qualified, or until his prior death, resignation or removal.

Section 2 - Duties and Powers:

The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except as are in the Certificate of Incorporation or by statute expressly conferred upon or reserved to the stockholders.

Section 3 - Annual and Regular Meetings; Notice:

(a) A regular annual meeting of the Board of Directors shall be held immediately following the annual meeting of the stockholders, at the place of such annual meeting of stockholders.

(b) The Board of Directors, from time to time, may provide by resolution for the holding of other regular meetings of the Board of Directors, and may fix the time and place thereof.

(c) Notice of any regular meeting of the Board of Directors shall not be required to he given and, if given, need not specify the purpose of the meeting provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting, notice of such action shall be given to each director who shall not have been present at the meeting at which such action was taken, within the time specified and in the manner set forth in paragraph (b) of Section 4 of this Article III with respect to special meetings, unless such notice shall be waived in the manner set forth in paragraph (c) of such Section 4.

Section 4 - Special Meetings; Notice:

(a) Special meetings of the Board of Directors shall be held whenever called by the President or by one of the directors, at such time and place as may be specified in the respective notices or waivers of notice thereof.

(b) Except as otherwise required by statute, notice of a special meeting shall be mailed directly to each director, addressed to him at his residence or usual place of business, at least two (2) days before the day on which the meeting is to be held, or shall be sent to him at such place by telegram, fax, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held. A notice, or waiver of notice, except as required by Section 8 of this Article III, need not specify the purpose of the meeting.

(c) Notice of any special meeting shall not be required to be given to any director who shall attend such meeting without protesting prior thereto or at its commencement the lack of notice to him, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

Section 5 - Chairman:

At all meetings of the Board of Directors the Chairman of the Board, if any and if present, shall preside. If there shall be no Chairman, or if he shall be absent, then the President shall preside, and in his absence, a Chairman chosen by the directors shall preside.

Section 6 - Quorum and Adjournments:

(a) At all meetings of the Board of Directors, the presence of a majority of the entire Board shall be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by statute, by the Certificate of Incorporation, or by these By-Laws.

(b) A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, until a quorum shall be present.

Section 7 - Manner of Acting:

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by statute, by the Certificate of Incorporation, or these By-Laws, the action of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. Any action authorized in writing by all of the directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors with the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board.

Section 8 - Vacancies:

Any vacancy in the Board of Directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal (unless a vacancy created by the removal of a director by the stockholders shall be filled by the stockholders at the meeting at which the removal was effected) or inability to act of any director, or otherwise, shall be filled for the unexpired portion of the term by a majority vote of the remaining directors, though less than a quorum, at any regular meeting or special meeting of the Board of Directors called for that purpose.

Section 9 - Resignation:

Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 10 - Removal:

Any director may be removed with or without cause at any time by the affirmative vote of stockholders of record holding in the aggregate at least a majority of the outstanding shares of the Corporation at a special meeting of the stockholders called for that purpose. A director may also be removed for cause by action of the Board.

Section 11 - Salary:

No stated salary shall be paid to directors, as such, for their services, but by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting, of the Board; provided, however, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12 - Contracts:

(a) No contract or other transaction between this Corporation and any other corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that any one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of, such other corporation, provided that such facts are disclosed or made known to the Board of Directors.

(b) Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no director shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair or invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

Section 13 - Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting, of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

                              ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation. Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of stockholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by a majority of the Board of Directors at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by the Board of Directors.

Section 5 - Duties of Officers:

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these By-laws, or may from time to time be specifically, conferred or imposed by the Board of Directors.

Section 6 - Sureties and Bonds:

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other Corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at stockholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.

                           ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:

(a) The certificates representing shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (i) the Chairman of the Board or the President or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and shall bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefore has been paid, except as otherwise permitted by law.

(c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgment of the Board of Directors, it is proper so to do.

Section 3 - Transfer of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding sixty days, nor less than ten days, as the record date for the determination of stockholders entitled to receive notice of, or to vote at, any meeting of stockholders, or to consent to any proposal without a meeting, or for the purpose of determining stockholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.


                             ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such times as the Board of Directors may determine.


                            ARTICLE VII - FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

                          ARTICLE VIII - CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

                             ARTICLE IX - AMENDMENTS

All by-laws of the Corporation shall be subject to amendment, alteration or repeal, and new by-laws may be made, by (i) the affirmative vote of stockholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of stockholders, or (ii) the Board of Directors.

                              ARTICLE X - INDEMNITY

(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer or employee of the Corporation, or of any corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to then existing rules of the American Arbitration Association.

                            Articles of Incorporation
                              (PURSUANT TO NRS 78)
                                 STATE OF NEVADA
                               Secretary of State

1. NAME OF CORPORATION: DYNAMIC INTERNATIONAL, INC.
2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada where process may be served)

Name of Resident Agent: THE CORPORATION TRUST COMPANY OF NEVADA
Street Address: 61 Neil Road, Suite 500, Reno, Nevada 89501
Street No.      Street Name              City          Zip

3. SHARES: (number of shares the corporation is authorized to issue) Number of shares with par value 50,000,000 Par value $.001 Number of shares without par value: -0-

4. GOVERNING BOARD: The FIRST BOARD OF DIRECTORS shall consist of 2 member(s) and the name(s) and address(es) is (are) as follows (attach additional pages if necessary)

Marton Grossman                      58 Second Avenue, Brooklyn, NY 11215
---------------------------------    --------------------------------------
Name                                 Address

Isaac Grossman                       58 Second Avenue, Brooklyn, NY 11215
---------------------------------    --------------------------------------
Name                                 Address

5. PURPOSE The purpose of the corporation shall be: any business permissible by law in the state of Nevada.

6. OTHER MATTERS: Number of additional pages attached 0.

7. SIGNATURES OF INCORPORATION: The names and addresses of each of the incorporators signing the articles: (Attach additional sheets if there are more than two incorporators)

      Henry W. Hocherman
      --------------------------------------
      Name (print)

      Heller, Horowitz & Feit, P.C.,
      292 Madison Avenue, New York, NY 10017
      --------------------------------------
                          Address

      /s/
      --------------------------------------
                          Signature

8. CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT The Corporation Trust Company of Nevada hereby accepts appointment as Resident Agent for the above named corporation

        The Corporation Trust Company of Nevada By:

         /s/                                      8/25/2000
--------------------------------------    ---------------------
Signature of Resident Agent  (NY)                  Date
(Assistant Secretary)